SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured WBC HOLDINGS, LP.		Endorsement Number 1
Bond Number J06103492	Bond Period 11-15-2025 to 11-15-2026	Effective Date of Endorsement 11-15-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

Growth Fund

Large Cap Growth Fund

Mid Cap Value Fund

Small-Mid Cap Core Fund

Small-Mid Cap Growth Fund

Small Cap Growth Fund

Small Cap Value Fund

Global Leaders Fund

International Leaders Fund

International Growth Fund

Institutional International Growth Fund

International Small Cap Growth Fund

China Growth Fund

Emerging Markets leaders Fund

Emerging Markets Growth Fund

Emerging Markets Growth Ex China Fund

Emerging Markets Small Cap Growth Fund

Emerging Markets Debt Fund

Small-Mid Cap Value Fund

Mid Cap Growth Fund

Bond Fund

Income Fund

Low Duration Fund

Macro Allocation Fund

PF-52916 (08/21)	Page 1 of 2

International Equity ETF

Emerging Markets Equity ETF

Emerging Income ETF

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (11/19)	Page 2 of 2

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

Insuring Company: Federal Insurance Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

ILLINOIS POLICY INFORMATION NOTICE

Section 143c of the Illinois Insurance Code requires that we notify you of the addresses of our company’s complaint department and the Illinois Insurance Department Customer Service Section.

Chubb Group of Insurance Companies

Attn: Customer Complaint Coordinator

202B Hall’s Mill Road

P.O. Box 1650

Whitehouse Station, NJ 08889-1650

Illinois Division of Insurance

Customer Service Section

320 West Washington Street

4th Floor

Springfield, IL 62767

Please include in any correspondence your policy number, policy period, and the name and address of your agent or broker. Thank you.

14-02-13973 (02/2008)	Page 1

IMPORTANT POLICYHOLDER NOTICE

This is to provide notice that, pursuant to Illinois Department of Insurance Company Bulletin 2011-06 (CB 2011-06), this policy is in compliance with the Illinois Religious Freedom Protection and Civil Union Act (“the Act”, 750 ILL. COMP. STAT. 75/1). The Act, which became effective on June 1, 2011, creates a legal relationship between two persons of either the same or opposite sex who establish a civil union.

The Act provides that parties to a civil union are entitled to the same legal obligations, responsibilities, protections and benefits that are afforded or recognized by the law of Illinois to spouses, whether they are derived from statute, administrative rule, policy, common law or any source of civil or criminal law. In addition, this law requires recognition of a same-sex civil union, marriage, or other substantially similar legal relationship, except for common law marriage, legally entered into in other jurisdictions. The Act further provides that “party to a civil union” shall be included in any definition or use of the terms “spouse”, “family”, “immediate family”, “dependent”, “next of kin” and other terms descriptive of spousal relationships as those terms are used throughout the law. According to CB 2011-06, this includes the terms “marriage” or “married” or any variations thereof. CB 2011-06 also states that if policies of insurance provide coverage for children, the children of civil unions must also be provided coverage.

14-02-19843 (03/2013)	Page 1

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions – #14-01-0035

Directors and Officers Securities Litigation Loss Preventions – #14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036

Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

•	ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Employment Practices Loss Prevention Guidelines Manual

Employment Practices Loss Prevention Guidelines - #14-01-0061

•	Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

•	Public Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

•	Private Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	Page 1 of 2

Fiduciary Liability Loss Prevention Services

•	Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

•	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

•	Readings in Health Care Governance Manual

Readings in Health Care Governance -#14-01-0788

•	ChubbWorks.com

ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Health Care D&O Loss Prevention Consultant Services

Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	Page 2 of 2

Illinois Policy Information Notice

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

Chubb Customer Support Services Department:

436 Walnut Street

Philadelphia, Pennsylvania 19106-3703

Telephone Number: 1-800-352-4462

Email: ChubbUSCustomerServices@chubb.com

The Illinois Department of Insurance may also be contacted for assistance. Insurance analysts are available to answer general questions by phone at our toll-free Consumer Assistance Hotline (866) 445-5364. However, complaints must be submitted in writing.

How to file a complaint with the Insurance Department:

Complaints may be submitted in the following ways:

•	On-line at

https://idoi.illinois.gov/consumers/file-a-complaint.html

and by following the instructions posted.

•	By fax: (217) 558-2083

•	By TTD: 866-323-5321

•	By mail: 115 S. LaSalle St, 13th Floor Chicago, Illinois 60603 or

  320 West Washington Street, Springfield, Illinois 62767

Illinois Policy Information Notice Form 17-10-0160 (01/2025)	Page 1

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

Policyholder Notice

Regulatory Compliance Mock Examination

Service for Loss Mitigation

This Policyholder Notice is part of your Policy. As such, bolded terms in this Policyholder Notice have the meaning set forth in your Policy. You should read your Policy and review your Declarations page for complete information on the coverage you are provided.

Regulatory Compliance Mock Examination Service for Loss Mitigation and Policyholder Reimbursement

The Company has established relationships with third-party regulatory compliance consultants (in-network) who are available to provide regulatory compliance mock examinations as a benefit to our policyholders. In order to assist the Organization in reducing exposure to covered Loss under the Asset Management Protector (AMP) policy, where permitted by law, the Company may reimburse policyholders for 10% of the cost of a regulatory compliance mock examination provided by an in-network third-party regulatory compliance consultant during the Policy Period, such reimbursement not to exceed $25,000 per Policy Period.

For policyholders who seek reimbursement for a regulatory compliance mock examination provided by an out-of-network third-party regulatory compliance consultant, where permitted by law, the Company, at its sole discretion, may reimburse policyholders for 5% of the cost of a regulatory compliance mock examination provided during the Policy Period, such reimbursement not to exceed $10,000 per Policy Period.

To access the directory of in-network third-party regulatory compliance consultants and learn more about the regulatory compliance mock examination service, go to the Company’s Loss Mitigation Services website at:

https://www.chubb.com/us-en/business-insurance/loss-control-services-for-financial-institutions.aspx

Please note the following:

The Company does not endorse any third-party regulatory compliance consultant or their respective services. Before you engage any of these third-party regulatory compliance consultants, the Company urges you to conduct your own due diligence to ensure the companies and their services meet your needs. Unless otherwise indicated or approved, payment for services provided by these companies is the responsibility of the Organization.

The service provided is advisory in nature. This program is offered solely as a resource. You should consult competent legal counsel to design and implement your own compliance program. No liability is assumed by reason of the service, access or information provided. This service is subject to change without notice. The Company reserves the right to determine qualification for reimbursement and any such reimbursement amount. The number of Loss Mitigation reimbursements available to any one policyholder under this Policyholder Notice or any other Loss Mitigation Policyholder Notice available to such policyholder is limited to one per Policy Period and is not combinable.

PF-298377 (08/2020)

Policyholder Notice

Regulatory Compliance Mock Cybersecurity

Examination Service for Loss Mitigation

This Policyholder Notice is part of your Policy. As such, bolded terms in this Policyholder Notice have the meaning set forth in your Policy. You should read your Policy and review your Declarations page for complete information on the coverage you are provided.

Regulatory Compliance Mock Cybersecurity Examination Service for Loss Mitigation and Policyholder Reimbursement

The Company has established relationships with third-party regulatory compliance consultants (in-network) who are available to provide regulatory compliance mock examinations solely focusing on cybersecurity preparedness (regulatory compliance mock cybersecurity examination) as a benefit to our policyholders. In order to assist the Organization in reducing exposure to covered Loss under the Asset Management Protector (AMP) policy, where permitted by law, the Company may reimburse policyholders for 5% of the cost of a regulatory compliance mock cybersecurity examination provided by an in-network third-party regulatory compliance consultant during the Policy Period, such reimbursement not to exceed $10,000 per Policy Period.

To access the directory of in-network third-party regulatory compliance consultants and learn more about the regulatory compliance mock cybersecurity examination service, go to the Company’s Loss Mitigation Services website at:

https://www.chubb.com/us-en/business-insurance/loss-control-services-for-financial-institutions.aspx

Please note the following:

The Company does not endorse any third-party regulatory compliance consultant or their respective services. Before you engage any of these third-party regulatory compliance consultants, the Company urges you to conduct your own due diligence to ensure the companies and their services meet your needs. Unless otherwise indicated or approved, payment for services provided by these companies is the responsibility of the Organization.

The service provided is advisory in nature. This program is offered solely as a resource. You should consult competent legal counsel to design and implement your own compliance program. No liability is assumed by reason of the service, access or information provided. This service is subject to change without notice. The Company reserves the right to determine qualification for reimbursement and any such reimbursement amount. The number of Loss Mitigation reimbursements available to any one policyholder under this Policyholder Notice or any other Loss Mitigation Policyholder Notice available to such policyholder is limited to one per Policy Period and is not combinable.

PF-298378 (08/2020)

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb

DECLARATIONS	FEDERAL INSURANCE COMPANY

A stock insurance company, incorporated under the laws of Indiana, herein called the Company

Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

Policy Number: 6803-7124

NOTICE: ASSET MANAGEMENT PROTECTORSM BY CHUBB PROVIDES CLAIMS-MADE COVERAGE, WHICH APPLIES ONLY TO “CLAIMS” FIRST MADE DURING THE “POLICY PERIOD”, OR ANY APPLICABLE EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED AND MAY BE EXHAUSTED BY “DEFENSE COSTS”, AND “DEFENSE COSTS” WILL BE APPLIED AGAINST THE RETENTION. IN NO EVENT WILL THE COMPANY BE LIABLE FOR “DEFENSE COSTS” OR THE AMOUNT OF ANY JUDGMENT OR SETTLEMENT IN EXCESS OF THE APPLICABLE LIMIT OF LIABILITY. READ THE ENTIRE POLICY CAREFULLY BEFORE SIGNING.

ITEM 1.	Named Organization:	WBC HOLDINGS, LP.
150 N RIVERSIDE PLZ CHICAGO, IL 60606

ITEM 2.	Policy Period:

(A)	Inception Date:	November 15, 2025
(B)	Expiration Date:	November 15, 2026 at 12:01 a.m. both dates at the Address in ITEM 1.
ITEM 3.	Limits of Liability and Retentions:

(A)	Maximum Aggregate Limit of Liability for all Loss under the Policy	$10,000,000
(B) Aggregate Limits of Liability and Retentions for each Coverage Part selected below:

COVERAGE PART	AGGREGATE LIMIT OF LIABILITY	RETENTION	PENDING OR PRIOR DATE
Only those Coverage Parts and Insuring Clauses designated with an “X” are included under this Policy. If there is no “X” inserted next to any specified Coverage Part or Insuring Clause, such Coverage Part or Insuring Clause and any other reference to it in the Policy shall be deemed to be deleted.
☐ Directors & Officers Liability Coverage Part	Not Covered	Not Covered	N/A
☒ Professional Liability Coverage Part:	$10,000,000.00	$1,000,000.00	11/19/1998
☐ Insuring Clause (A) Separate Account And Sub-Advisory Liability Coverage
☒ Insuring Clause (B) Fund Adviser Liability Coverage
☒ Insuring Clause (C) Fund Service Provider Liability Coverage
☒ Investment Company Coverage Part	$10,000,000.00	$1,000,000.00	11/19/1998
☐ Private Fund Coverage Part	Not Covered	Not Covered	N/A
☐ Employment Practices Liability Coverage Part	Not Covered	Not Covered	N/A
☐ Fiduciary Liability Coverage Part	Not Covered	Not Covered	N/A

(C)	Retention for each Insured Person each Loss under any $0

14-02-13780D (02/2008)	1 of 2

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb

Coverage Part for any Non-indemnifiable Loss

(D)	Optional Additional Limit of Liability for Independent Directors:	$0

☐ Investment Company Coverage Part ☐ Private Fund Coverage Part

ITEM 4.	Coinsurance Percentage:

ITEM 5.	Extended Reporting Period:	0.00%

(A)	Additional Period:	365 days

(B)	Additional Premium:	150% of Annualized Premium for the expiring Policy Period

ITEM 6.	Newly Created and Acquired Fund Thresholds:

(A)	Investment Company:	$100,000,000

(B)	Private Fund:	N/A

ITEM 7.	Notice to the Company:

(A)	Section VI. REPORTING Notices:	Attn: Claims Department Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889

(B)	All other:	Attn: CSI Underwriting Department Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

09/21/26
Date	Authorized Representative

14-02-13780D (02/2008)	2 of 2

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

In consideration of payment of the premium and subject to the Declarations, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	TERMS AND CONDITIONS

Except for these General Terms and Conditions or unless stated to the contrary in any Coverage Part of this Policy, the terms and conditions of each Coverage Part shall apply only to that Coverage Part. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part. Any defined term referenced in these General Terms and Conditions but defined in a Coverage Part shall, for purposes of that Coverage Part, have the meaning set forth in that Coverage Part.

II.	GENERAL DEFINITIONS

When used in this Policy:

(A)

Application means all signed applications, and any attachments, information, warranty, or other materials submitted therewith or incorporated therein, submitted by the Insured to the Company for this Policy or for any policy of which this Policy is a direct or indirect renewal or replacement. Application shall also include all public documents filed with any federal, state, local or foreign regulatory agency by any Insured Entity during the twelve (12) months preceding the inception of this Policy whether or not submitted with or attached to the signed applications. The Application is deemed attached to, incorporated into and made a part of this Policy.

(B)	Biological Agents means:

(1)	bacteria; mildew, mold, or other fungi; other microorganisms; or any mycotoxins, spores, or other by-products of any of the foregoing;

(2)	viruses or other pathogens (whether or not a microorganism); or

(3)	any colony or group of any of the foregoing.

(C)	Biological Event means:

(1)	any actual, alleged, or threatened discharge, release, escape, dispersal or disposal of any Biological Agents into or on real or personal property, buildings, water, land or atmosphere; or

(2)

any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any Biological Agents, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

(D)	Claim shall have the meaning set forth in the applicable Coverage Part.

(E)	Defense Costs shall have the meaning set forth in the applicable Coverage Part.

(F)

Domestic Partner means any natural person qualifying as a domestic partner under the provisions of any applicable federal, state, local, or foreign law or under the provisions of any formal program established by an Insured Entity.

(G)	Employee means any natural person who was, now is or shall become a full-time, part-time, temporary, leased or seasonal employee or volunteer. Employee does not include an independent contractor.

14-02-13780 (02/2008)	1 of 11

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(H)

ERISA means the Employee Retirement Income Security Act of 1974, the Pension Protection Act of 2006, both as amended, and any similar common or statutory law anywhere in the world, and any rules or regulations promulgated under any such Acts or laws.

(I)	Executive means any natural person who was, now is or shall become:

(1)

an in-house general counsel, in-house chief compliance officer, Manager or a duly elected or appointed director, officer, trustee, governor, general partner, managing general partner, venture partner, administrative general partner, or principal; or

(2)	a holder of a position equivalent to any position described in (1) above in any entity that is chartered in any jurisdiction other than the United States of America.

(J)

Financial Impairment means the status of an entity resulting from the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such entity.

(K)	Insured shall have the meaning set forth in the applicable Coverage Part.

(L)	Insured Entity means any Insured under this Policy that is not a natural person.

(M)	Insured Person shall have the meaning set forth in the applicable Coverage Part.

(N)	Loss shall have the meaning set forth in the applicable Coverage Part.

(O)	Manager means, solely with respect to a Limited Liability Company, such entity’s manager, managing member, management committee member or member of the Board of Managers.

(P)

Organization means the Named Organization and any Subsidiary, including any such entity in its capacity as a debtor in possession under the United States bankruptcy law or in an equivalent capacity under the law of any other country.

(Q)	Named Organization means the entity that is named in ITEM 1. of the Declarations.

(R)

Non-indemnifiable Loss means Loss under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased, which an Insured Person becomes legally obligated to pay on account of any Claim, for which an Insured Entity fails to indemnify such Insured Person and:

(1)	such Insured Entity’s failure to indemnify is a result of such Insured Entity’s insolvency; or

(2)	the Insured Entity is not permitted to indemnify such Insured Person pursuant to statutory or common law.

(S)

Pending or Prior Litigation means any demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered for or against any Insured, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3.(B) of the Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or Wrongful Acts underlying or alleged therein.

(T)	Plan shall have the meaning set forth in the Fiduciary Liability Coverage Part, if purchased.

(U)	Policy Period means the period of time specified in ITEM 2. of the Declarations, subject to prior termination in accordance with Section XIII. TERMINATION OF THE POLICY.

14-02-13780 (02/2008)	2 of 11

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(V)	Pollutant means:

(1)

any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any state, county, municipality, locality, or foreign counterpart thereof, including, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials; or

(2)	any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products or any noise.

(W)	Pollution means:

(1)	any actual, alleged, or threatened exposure to, or generation, storage, transportation, discharge, emission, release, dispersal, escape, treatment, removal or disposal of any Pollutant; or

(2)

any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any Pollutant, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

(X)	Potential Claim means a complaint or allegation of a Wrongful Act by or on behalf of a potential claimant if such complaint or allegation:

(1)	does not constitute a Claim but may subsequently give rise to a Claim; and

(2)	is lodged with the Organization’s human resources department or other comparable department.

(Y)

Prior Notice means any fact, circumstance, situation, transaction, event or Wrongful Act that, before the Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice given under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

(Z)

Related Claims means all Claims based upon, arising from, directly or indirectly resulting from, in consequence of, or in any way involving the same or related facts, circumstances, situations, transactions or events or the same or related series of facts, circumstances, situations, transactions or events.

(AA)	Settlement Program Notice shall have the meaning set forth in Fiduciary Liability Coverage Part, if purchased.

(BB)

Subsidiary means any entity in which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for, elect, appoint or designate such entity’s directors, general partners, managing general partners, or Managers, or the equivalent of any of the foregoing, are owned or controlled, directly or indirectly, in any combination, by one or more Organizations at or prior to the Inception Date of this Policy.

(CC)	Wrongful Act shall have the meaning set forth in the applicable Coverage Part.

III.	SPOUSES, DOMESTIC PARTNERS, ESTATES AND LEGAL REPRESENTATIVES

(A)	Subject otherwise to the limitations, conditions, provisions and other terms of this Policy, coverage shall extend to Claims for the Wrongful Acts of an Insured Person made against:

(1)

the estate, heirs, legal representatives or assigns of such Insured Person if such Insured Person is deceased or the legal representatives or assigns of such Insured Person if such Insured Person is incompetent, insolvent or bankrupt; or

14-02-13780 (02/2008)	3 of 11

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(2)

the lawful spouse or Domestic Partner of such Insured Person solely by reason of such spouse’s or Domestic Partner’s status as a spouse or Domestic Partner, or such spouse’s or Domestic Partner’s ownership interest in property which the claimant seeks as recovery for an alleged Wrongful Act of such Insured Person.

(B)

All terms and conditions of this Policy, including without limitation the Retention(s) applicable to Loss incurred by the Insured Person, shall also apply to Loss incurred by the estate, heirs, legal representatives, assigns, and spouse or Domestic Partner of such Insured Person. The coverage provided by this Section III. shall not apply with respect to any loss arising from an act or omission by an Insured Person’s estate, heirs, legal representatives, assigns, spouse or Domestic Partner.

IV.	EXTENDED REPORTING PERIOD

(A)

If this Policy is terminated or does not renew, other than termination for nonpayment of premium, then the Named Organization shall have the right, upon payment of the Additional Premium set forth in ITEM 5.(B) of the Declarations, to purchase an extension of the coverage granted by this Policy for Claims that are:

(1)	first made during the period set forth in ITEM 5.(A) of the Declarations (the “Extended Reporting Period”) following the effective date of termination or nonrenewal; and

(2)	reported to the Company in writing within the time provided for such Claims in paragraph (A) of Section VI. REPORTING,

but only to the extent such Claims are for Wrongful Acts committed, attempted or allegedly committed or attempted before the earlier of the effective date of termination or nonrenewal, or with respect to an Extended Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, the effective date of such merger, consolidation, acquisition, or Financial Impairment.

(B)

The right to purchase an extension of coverage as described in this Section IV. shall lapse unless written notice of election to purchase the extension, together with payment of the additional premium due, is received by the Company within thirty (30) days after the effective date of termination or nonrenewal or, with respect to an Extended Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, within thirty (30) days after the effective date of such merger, consolidation, acquisition, or Financial Impairment.

(C)

Any Claim made during the Extended Reporting Period shall be deemed to have been made during the immediately preceding Policy Period. The entire additional premium for the Extended Reporting Period shall be deemed fully earned at the inception of such Extended Reporting Period.

V.	LIMITS OF LIABILITY, RETENTION AND COINSURANCE

(A)

The amount stated in ITEM 3.(A) of the Declarations shall be the maximum aggregate limit of liability of the Company for all Loss, excess of the applicable Retention(s), from all Claims made under this Policy during the Policy Period. The amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability with respect to each Coverage Part, shall be the aggregate limit of liability of the Company under such Coverage Part for all Loss, excess of the applicable Retention(s), from all Claims made under such Coverage Part during the Policy Period, subject to the Maximum Aggregate Limit of Liability amount stated in ITEM 3.(A) of the Declarations.

(B)

In the event a Claim is covered by more than one Coverage Part, the Limit of Liability available for all Loss on account of such Claim shall not exceed the single largest Aggregate Limit of Liability of the applicable Coverage Parts. All such Loss shall be part of, and not in addition to, the amount stated in ITEM 3.(A) of the Declarations as the Maximum Aggregate Limit of Liability for all Loss, excess of the applicable Retention(s),

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

from all Claims for which this Policy provides coverage. In the event a Claim is covered by more than one Coverage Part, then the Company shall allocate any resulting Loss to each such applicable Coverage Part based on the relative legal and financial exposures.

(C)

Defense Costs are part of, and not in addition to, the Limits of Liability set forth in ITEMS 3.(A) and 3.(B) of the Declarations, and the payment by the Company of Defense Costs shall reduce and may exhaust such Limits of Liability. Defense Costs shall be applied against the applicable Retention(s) set forth in ITEM 3.(B) of the Declarations.

(D)

The Limit of Liability available for any Coverage Part during the Extended Reporting Period, if exercised, shall be the remaining portion, if any, of the Aggregate Limit of Liability provided in the immediately preceding Policy Period for such Coverage Part, subject to the remaining portion, if any, of the Maximum Aggregate Limit of Liability provided in the immediately preceding Policy Period for all Loss from all Claims under this Policy.

(E)

The Company’s liability under each Coverage Part shall apply only to that part of each Loss, which is excess of the applicable Retention(s) for such Coverage Part set forth in ITEM 3.(B) of the Declarations, and such Retention(s) shall be borne by the Insured uninsured and at the Insured’s own risk.

No Retention(s) shall apply to any Non-indemnifiable Loss covered under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased.

In the event that any Insured is unwilling or unable to bear the applicable Retention(s), it shall be the obligation of the Named Organization to bear such Retention(s) uninsured and at its own risk.

(F)

In the event a Claim is covered by more than one Coverage Part, then the applicable Retention(s) will be applied separately to each part of such Claim, and the sum of such Retention(s) will not exceed the single largest Retention under the applicable Coverage Parts set forth in ITEM 3.(B) of the Declarations.

(G)

The Insureds shall bear uninsured and at their own risk that percentage of all Loss (excess of the applicable Retention(s)) specified as the Coinsurance Percentage in ITEM 4. of the Declarations, and the Company’s liability shall apply only to the remaining percentage of such Loss.

(H)

All Related Claims shall be treated as a single Claim first made on the date the earliest of such Related Claims was first made, or on the date the earliest of such Related Claims is treated as having been made in accordance with paragraphs (B) or (C) of Section VI. REPORTING, regardless of whether such date is before or during the Policy Period.

VI.	REPORTING

(A)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any Claim as soon as practicable, but in no event later than:

(1)	sixty (60) days after the effective date of the expiration or termination of this Policy, if no Extended Reporting Period is elected; or

(2)	the expiration date of the Extended Reporting Period, if elected,

provided that if the Company sends written notice to the Named Organization, stating that this Policy is being terminated for nonpayment of premium, the Insured shall give to the Company written notice of such Claim prior to the effective date of such termination.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(B)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the Policy Period an Insured:

(1)	becomes aware of circumstances which could give rise to a Claim and gives written notice of such circumstances to the Company during the Policy Period;

(2)

receives a written request to toll or waive a statute of limitations applicable to a Wrongful Act and gives written notice of such request and of such Wrongful Act to the Company during the Policy Period; or

(3)	with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a Settlement Program Notice,

then any Claim subsequently arising from such circumstances, request, or Settlement Program Notice, shall be deemed to have been first made during the Policy Period in which the written notice described in VI.(B)(1),(2), or (3) above was first given to the Company, provided the Insured gives to the Company written notice of such subsequent Claim as soon as practicable, but in no event later than sixty (60) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent Claim is actually made.

(C)	With respect to the Employment Practices Liability Coverage Part, if purchased, if during the Policy Period any Insured becomes aware of a Potential Claim, and the Insured during the Policy Period:

(1)	gives the Company written notice of such Potential Claim; and

(2)	requests coverage under the Employment Practices Liability Coverage Part for any Claim subsequently resulting from such Potential Claim,

then any Claim subsequently arising from such Potential Claim shall be deemed to have been first made during the Policy Period in which written notice of such Potential Claim was first given to the Company, provided the Insured gives to the Company written notice of any such subsequent Claim as soon as practicable, but in no event later than sixty (60) days after such Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

(D)

The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company such information, assistance and cooperation as the Company may reasonably require, and shall include in any notice under paragraphs (A), (B) or (C) of this Section VI. a description of the Claim, circumstances, request, Settlement Program Notice or Potential Claim, the nature of any alleged Wrongful Act or circumstances, the nature of the alleged or potential damage that may result from such Claim, circumstances, request, Settlement Program Notice, or Potential Claim, the names of all actual or potential claimants, the names of all actual or potential defendants, the manner in which such Insured first became aware of the Claim, circumstances, request, Settlement Program Notice, or Potential Claim, and with respect to notices of Potential Claims under paragraph (C) above, the consequences which have resulted or may result from such Potential Claim.

VII.	DEFENSE AND SETTLEMENT

(A)

It shall be the duty of the Insured and not the duty of the Company to defend Claims made against the Insured. The Insured shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

(B)

The Insured agrees not to settle or offer to settle any Claim, incur any Defense Costs or otherwise assume any contractual obligation or admit any liability with respect to any Claim without the Company’s prior written consent, which shall not be unreasonably withheld. The Company shall not be liable for any settlement, any Defense Costs, any element of Loss incurred, any obligation assumed, or any admission made, by any

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

Insured without the Company’s prior written consent. Notwithstanding the foregoing, the Insured may settle any Claim without the Company’s prior written consent, if the total Loss inclusive of Defense Costs resulting from the settlement of such Claim does not exceed fifty percent (50%) of the applicable Retention(s); provided the Insured must promptly advise the Company of any such settlement, and provide any information in connection therewith that the Company reasonably requests.

(C)

The Company may make any investigation it deems necessary and the Insured agrees to provide the Company with all information, assistance and cooperation which the Company reasonably requests with respect to any Claim. The Insured further agrees that, in the event of a Claim, the Insured shall do nothing that may prejudice the Company’s position or its potential or actual rights of recovery.

(D)

With respect to any Claim that appears reasonably likely to be covered in whole or in part under this Policy, the Company shall have the right and shall be given the opportunity to associate effectively with the Insured regarding the investigation, defense and settlement of such Claim.

(E)

As a condition of advancement of Defense Costs, the Company may, at its sole option, require a written undertaking on terms and conditions satisfactory to the Company guaranteeing the repayment of any amounts paid to or on behalf of any Insured if it is determined that any such amounts incurred by such Insured were not covered.

VIII.	ALLOCATION

(A)

If in any Claim, both Loss covered by this Policy and loss not covered by this Policy are incurred, either because such Claim against an Insured includes both covered and noncovered matters or because such Claim is made against both an Insured and others, then the Insured and the Company shall allocate such amount between covered Loss and noncovered loss based upon the relative legal and financial exposures of the parties to covered and noncovered matters and, in the event of a settlement in such Claim, also based upon the relative benefits to the parties from such settlement. There shall be no coverage under this Policy for the portion of such amount allocated to noncovered loss.

(B)

If the Insured and the Company agree on an allocation of Defense Costs, then the Company shall advance on a current basis Defense Costs allocated to covered Loss. If the Insured and the Company cannot agree on an allocation:

(1)	no presumption as to allocation shall exist in any arbitration, suit or other proceeding;

(2)

the Company shall advance on a current basis Defense Costs which the Company believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined; and

(3)

the Company, if requested by the Insured, shall submit the dispute to binding arbitration. The rules of the American Arbitration Association shall apply except with respect to the selection of the arbitration panel, which shall consist of one arbitrator selected by the Insured, one arbitrator selected by the Company, and a third independent arbitrator selected by the first two arbitrators.

(C)

Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim.

IX.	PRIORITY OF PAYMENTS

In the event of Loss for which payment is due under this Policy but which Loss, in the aggregate, exceeds the remaining available Limit of Liability for the Policy or Coverage Part under which such Loss is payable, the Company shall:

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(A)	first pay any Non-indemnifiable Loss and any Loss for which coverage is due to a Plan under the Fiduciary Liability Coverage Part, if purchased; and

(B)

then to the extent of any remaining amount of the Limit of Liability available after payment under (A) above, pay such other Loss for which coverage is provided under any other Insuring Clause in the Policy.

Except as otherwise provided in this Section IX., the Company may pay Loss as it becomes due without regard to the potential for other future payment obligations under this Policy.

X.	OTHER INSURANCE

(A)

With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if any Loss under this Policy is insured under any other valid and collectible insurance, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the applicable retention (or deductible) and limit of liability under such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

(B)

With respect to the Employment Practices Liability Coverage Part, if purchased, the coverage afforded for any Loss under the Employment Practices Liability Coverage Part, if purchased, shall be primary; provided that with respect to that portion of a Claim made against any leased or temporary employee, Loss, including Defense Costs, payable on behalf of such leased or temporary employee under the Employment Practices Liability Coverage Part will be specifically excess of and will not contribute with any other valid and collectible insurance, including but not limited to any other insurance under which there is a duty to defend, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limit of Liability applicable to the Employment Practices Liability Coverage Part.

XI.	CHANGES IN EXPOSURE

(A)	CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY

(1)	If, during the Policy Period, any Organization:

(a)	creates another entity, so that as a result of such creation, such other entity becomes a Subsidiary;

(b)	acquires securities or voting rights in another entity, which as a result of such acquisition, such other entity becomes a Subsidiary; or

(c)	merges or consolidates with another entity such that the Organization is the surviving entity,

then subject to the provisions of XI.(A)(2) below, such Subsidiary or other entity and any Insured Persons thereof shall be Insureds under this Policy, provided that there shall be no coverage for any Wrongful Acts by such Insureds which occurred in whole or in part before the effective date of such creation, acquisition, merger or consolidation.

(2)

If either the total assets under management or gross annual revenues of any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above exceed twenty-five percent (25%) of the assets under management or gross annual revenues of the Organization as of the effective date of such creation, acquisition, merger or consolidation, then the Named Organization shall give written notice of such creation, acquisition, merger or consolidation to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of such creation,

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

acquisition, merger or consolidation, together with such other information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above, and for the Insured Persons of such Subsidiary or entity, shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Insured fails to give such notice within the time specified in this paragraph XI.(A)(2), or fails to pay the additional premium required by the Company, then coverage for such created or acquired Subsidiary or merged or consolidated entity and any Insured Persons thereof shall terminate with respect to Claims first made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

(B)	CESSATION OF SUBSIDIARY

In the event an entity ceases to be a Subsidiary before or during the Policy Period, then coverage with respect to such Subsidiary and its Insured Persons shall continue until termination of this Policy, but only with respect to Claims for Wrongful Acts committed, attempted or allegedly committed or attempted while such entity was a Subsidiary.

(C)	ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT

If:

(1)	the Named Organization merges into or consolidates with another entity and the Named Organization is not the surviving entity;

(2)

another entity, person or group of entities and/or persons acting in concert acquires securities or voting rights which result in ownership or voting control by such other entity, persons or group, of more than fifty percent (50%) of the outstanding securities or voting rights of the Named Organization; or

(3)	Financial Impairment of the Named Organization occurs,

then coverage under this Policy shall continue until termination of this Policy in accordance with paragraph (B) of Section XIII, TERMINATION OF POLICY, but only with respect to Claims for Wrongful Acts committed, attempted or allegedly committed or attempted before the effective date of such merger, consolidation, acquisition or Financial Impairment. Upon the occurrence of any event described in XI.(C)(1) through XI.(C)(3) above, the entire premium for this Policy shall be deemed fully earned.

XII.	REPRESENTATIONS AND SEVERABILITY

(A)

The Insureds acknowledge and agree that, in issuing this Policy, the Company has relied on all statements, representations and information contained in the Application as the basis for this Policy and that such statements, representations and information:

(1)	are true and accurate;

(2)	were made or provided in order to induce the Company to issue this Policy; and

(3)	are material to the Company’s acceptance of the risk to which this Policy applies.

(B)

In the event that the Application contains any misrepresentations, untruthful information or inaccurate statements made with the actual intent to deceive or which materially affect the acceptance of the risk or the hazard assumed by the Company, and there is a Claim made based upon, arising from, or attributable to, any such misrepresentations, untruths or inaccuracies, no coverage shall be afforded under this Policy for such Claim as to any Insured Person who knew of such misrepresentations, untruths or inaccuracies, or to any Insured Entity to which such statements are imputed.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(C)	For purposes of Subsection XII.(B) above:

(1)

the knowledge of any Insured Person who is a past, present or future chief executive officer, chief financial officer, president, managing partner, managing member, in-house general counsel, chief compliance officer, or chief operating officer of an Insured Entity shall be imputed to such Insured Entity and any of its Subsidiaries;

(2)	the knowledge of the persons who signed the Application shall be imputed to all Insured Entities; and

(3)	the knowledge of any Insured Person shall not impute to any other Insured Person.

(D)	The Company shall not be entitled under any circumstances to rescind this Policy.

XIII.	TERMINATION OF POLICY

(A)	The Company may not cancel this Policy except for non-payment of premium as set forth in XIII.(B)(3) below.

(B)	This Policy shall terminate at the earliest of the following times:

(1)

upon receipt by the Company of written notice of termination from the Named Organization; provided that this Policy may not be terminated by the Named Organization after the effective date of any event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT;

(2)	upon expiration of the Policy Period as set forth in ITEM 2.(B) of the Declarations; or

(3)	twenty (20) days after receipt by the Named Organization of a written notice of termination from the Company for non-payment of premium, unless the premium is paid within such twenty (20) day period.

(C)

The Company shall refund the unearned premium computed at customary short rates if this Policy is terminated by the Named Organization. Under any other circumstances the refund shall be computed pro rata. Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

XIV.	TERRITORY

Coverage shall extend to Claims made and Wrongful Acts committed anywhere in the world.

XV.	NOTICE

Notice to the Company under Section VI. REPORTING shall be given in writing to the address in ITEM 7.(A) of the Declarations. Any such notice shall be effective on the date of receipt by the Company at such address.

All other notices to the Company shall be given in writing to the address in ITEM 7.(B) of the Declarations.

XVI.	VALUATION AND FOREIGN CURRENCY

All premiums, limits, Retention(s), Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If a judgment is rendered, a settlement is denominated or any element of Loss under this Policy is stated in a currency other than United States dollars, then payment under this Policy shall be made in United States dollars at the rate of exchange published in The Wall Street Journal on the date the judgment becomes final, the amount of the settlement is agreed upon or the element of Loss is due, respectively.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

XVII.	SUBROGATION

In the event of any payment under this Policy, the Company shall be subrogated to the extent of such payment to the Insureds’ rights of recovery. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Company effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

XVIII.	ACTION AGAINST THE COMPANY

No action may be taken against the Company unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or entity shall have any right under this Policy to join the Company as a party to any action against any Insured to determine such Insured’s liability, nor shall the Company be impleaded by such Insured or legal representatives of such Insured.

XIX.	ALTERATION AND ASSIGNMENT

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by a duly authorized representative of the Company.

XX.	BANKRUPTCY

Bankruptcy or insolvency of any Insured shall not relieve the Company of its obligations nor deprive the Company of its rights or defenses under this Policy.

XXI.	NAMED ORGANIZATION RIGHTS AND OBLIGATIONS

By acceptance of this Policy, the Named Organization agrees that it shall be considered the sole agent of, and shall act on behalf of, each Insured with respect to the payment of premiums and the receiving of any return premiums that may become due under this Policy; the negotiation, agreement to and acceptance of endorsements; the giving or receiving of any notice provided for in this Policy; the adjustment of loss amounts; and the receipt or enforcement of payment of loss (and the Named Organization further agrees that it shall be responsible for application of any such payment as provided in this Policy). Each Insured agrees that the Named Organization shall act on each such Insured’s behalf with respect to all such matters.

XXII.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the Company from providing insurance.

XXIII.	HEADINGS

The descriptions in the headings and subheadings of this Policy are solely for convenience and form no part of the terms and conditions of coverage.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	INSURING CLAUSES

Insuring Clause (A): Separate Account and Sub-Advisory Liability Coverage

(A)

The Company shall pay, on behalf of an Investment Adviser, Loss which such Investment Adviser becomes legally obligated to pay on account of any Claim first made against such Investment Adviser during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, in the performance of or failure to perform Investment Adviser Services for or on behalf of any client other than a pooled investment vehicle (except in the capacity as a sub-adviser) before or during the Policy Period.

Insuring Clause (B): Fund Adviser Liability Coverage

(B)

The Company shall pay, on behalf of an Investment Adviser, Loss which such Investment Adviser becomes legally obligated to pay on account of any Claim first made against such Investment Adviser during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, in the performance of or failure to perform Investment Adviser Services for or on behalf of an Investment Fund, before or during the Policy Period.

Insuring Clause (C): Fund Service Provider Liability Coverage

(C)

The Company shall pay, on behalf of a Fund Service Provider, Loss which such Fund Service Provider becomes legally obligated to pay on account of any Claim first made against such Fund Service Provider during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Fund Service Provider, in the performance of or failure to perform Fund Services for or on behalf of an Investment Fund, before or during the Policy Period.

II.	DEFINITIONS

When used in this Coverage Part:

(A)	Administrator means any Organization that has a contract with an Investment Fund to provide administrative functions to such Investment Fund.

(B)	Claim means:

(1)	a written demand for monetary damages or non-monetary relief;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading;

(3)	an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

(4)	a criminal proceeding commenced by the return of an indictment, information, or similar document; or

(5)

a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, entry of a formal order of investigation, or similar document, against an Insured for a Wrongful Act, including any appeal therefrom.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an Insured.

(C)

Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred in defending any Claim and the premium for appeal, attachment or similar bonds.

(D)

Distributor means any Organization that has a contract with an Investment Fund to serve as the principal underwriter to an Investment Fund, whether acting as principal or agent of the Investment Fund or as an intermediary in connection with the distribution or sale of shares of the Investment Fund.

(E)	Fund Service Provider means:

(1)	any Organization that is the Administrator, Distributor, or Transfer Agent of an Investment Fund; or

(2)	any Insured Person of any Organization identified in (E)(1) above, but solely in his or her capacity as an Executive or Employee of such Organization.

(F)

Fund Services means those services performed or required to be performed by a Fund Service Provider solely in its capacity as an Administrator, Distributor, or Transfer Agent for or on behalf of an Investment Fund pursuant to a written contract with such Investment Fund.

(G)	Insured means any Investment Adviser and any Fund Service Provider.

(H)	Insured Person means any Executive of an Investment Adviser or Fund Service Provider or any Employee of an Investment Adviser or Fund Service Provider, solely in his or her capacity as such.

(I)	Investment Adviser means:

(1)	any Organization that is registered as an adviser under the Investment Advisers Act of 1940, solely in its capacity as such; and

(2)	any Insured Person of any Organization identified in (I)(1) above, but solely in his or her capacity as an Executive or Employee of such Organization.

(J)	Investment Adviser Services means:

(1)	financial, economic, or investment advice regarding investments in securities;

(2)	investment management, administrative services, portfolio management and asset allocation services performed;

(3)	the selection and oversight of investment advisers or outside service providers; and

(4)	any of the activities or services identified in (J)(1), (J)(2), or (J)(3) above, while performed in the capacity of a fiduciary pursuant to ERISA,

for or on behalf of a client pursuant to a written contract between such client and an Investment Adviser for consideration; and

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

(5)	the publication of written material, whether in tangible or electronic format, in connection with any of the activities or services identified in (J)(1), (J)(2), (J)(3) or (J)(4) above.

(K)	Investment Fund means:

(1)	any investment company registered under the Investment Company Act of 1940; or

(2)	any pooled investment vehicle that is listed in the Schedule of Investment Funds Endorsement attached to this Policy.

An Investment Fund is not an Insured under this Coverage Part.

(L)

Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief, or any regulatory or administrative directive;

(2)	taxes imposed on an Insured, fines or penalties, except as provided above with respect to punitive, exemplary or multiplied damages;

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, or fees of Insured Persons; or

(5)	that portion of Loss that represents the return of fees, charges, commissions or other compensation paid to an Insured.

(M)	Transfer Agent means any Organization that records the original issuance, redemption, or transfer of interests in the capital of an Investment Fund.

(N)	Wrongful Act means:

(1)	for purposes of Insuring Clauses (A) and (B):

(a)

any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable; or

(b)

any actual or alleged violation of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes, by an Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, but only in connection with the Investment Adviser’s performing or failure to perform Investment Adviser Services; and

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

(2)	for purposes of Insuring Clause (C):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by a Fund Service Provider; or

(b)

any actual or alleged violation of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes, by a Fund Service Provider, but only in connection with such Fund Service Provider’s performing or failure to perform Fund Services.

III.	EXCLUSIONS

The Company shall not be liable for Loss on account of any Claim under this Coverage Part:

(A)	based upon, arising from, or in consequence of Prior Notice;

(B)	based upon, arising from, or in consequence of Pending or Prior Litigation;

(C)

brought or maintained by or on behalf of any Insured in any capacity, or by any entity that owns more than 50% of the outstanding securities of the Named Organization; provided this Exclusion III.(C) shall not apply to Loss on account of any Claim brought or maintained:

(1)

by an Insured Person where such person was provided with or entitled to be provided with Investment Adviser Services and is bringing such Claim solely in his or her capacity as a client of the Investment Adviser and without the solicitation, assistance or participation of any other Insured;

(2)	by an Insured Person for contribution or indemnity, if such Claim directly results from another Claim covered under this Coverage Part;

(3)

by a bankruptcy or insolvency trustee, examiner, receiver, any assignee of such trustee, examiner or receiver, or any creditors’ committee appointed to take control of, supervise, manage or liquidate the Named Organization; or

(4)

by an Insured Person if such Insured Person has not served in the capacity of an Insured Person within any of the three (3) years immediately preceding the date the Claim was made, and such Claim is brought and maintained without the solicitation, assistance, participation, or intervention of any other Insured;

(D)

based upon, arising from, or in consequence of Pollution or a Biological Event; provided this Exclusion III.(D) shall not apply to Loss on account of any Claim brought by a client of an Investment Adviser in connection with Investment Adviser Services, if such Loss is allegedly as a result of Pollution or a Biological Event;

(E)

for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this Exclusion III.(E) shall not apply to Loss on account of any Claim for emotional distress or mental anguish arising solely from an Insured’s performing or failure to perform Investment Adviser Services or Fund Services;

(F)

for damage to or destruction of any data or tangible property, including loss of use thereof; provided this Exclusion III.(F) shall not apply to Loss on account of any Claim arising from damage to, destruction of, loss of, or loss of use of, client records in an Insured’s possession;

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

(G)

for any actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured;

(H)

for libel, slander, disparagement, wrongful termination of employment, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery; provided this Exclusion III.(H) shall not apply to Loss on account of any Claim brought by a client for libel, slander, or disparagement arising solely from an Insured’s performing or failure to perform Investment Adviser Services or Fund Services;

(I)	for an Insured’s liability under any contract or agreement, regardless of whether such liability is direct or assumed; provided this Exclusion III.(I) shall not apply to:

(1)	Loss on account of any Claim brought by or on behalf of a client of the Insured in the client’s capacity as such; or

(2)	liability that would attach to an Insured even in the absence of a contract or agreement;

(J)

for the inability of any bank or banking firm, custodian, or securities or commodities broker or dealer, to make any payment, or the inability of any such entity or person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to Defense Costs;

(K)

based upon, arising from, or in consequence of performing or the failure to perform of any investment banking services, including but not limited to any advice in connection with corporate mergers, acquisitions, restructurings, divestitures, issuance of securities, syndication or similar activities; provided this Exclusion III.(K) shall not apply to Loss on account of any Claim brought by a client, arising from the performance of Investment Adviser Services or Fund Services by an Insured for such client, as long as neither the Insured nor the client is a party to or participant in the investment banking transaction;

(L)	based upon, arising from, or in consequence of an Insured’s performing or failure to perform property management services, real estate appraisal services, or real estate development services;

(M)

based upon, arising from or in consequence of any Insured acting as a securities or commodities broker or dealer, or securities underwriter; provided this Exclusion III.(M) shall not apply to Loss on account of any Claim against a Fund Service Provider acting in its capacity as a Distributor, other than with respect to such Distributor’s distributions or sales to the general public;

(N)

for any Wrongful Act of an Insured Person in his or her capacity as a director, officer, manager, managing partner, trustee, regent, governor, partner, general partner, managing general partner, or employee of any entity other than an Organization that is an Investment Adviser or Fund Service Provider;

(O)	for any Wrongful Act committed, attempted, or allegedly committed or attempted by a Subsidiary or any Insured Person of a Subsidiary during any time when such entity was not a Subsidiary;

(P)	based upon, arising from, or in consequence of:

(1)

any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)

an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a judgment or final adjudication in any proceeding establishes the gaining of such profit, remuneration or advantage.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

For purposes of these Exclusions III.(P)(1) and III.(P)(2) above:

(a)	If:

(i)

an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

(ii)

by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an Insured admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(P)(1) or III.(P)(2) above, then the facts, charges or allegations to which such Insured has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b)

No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an Executive of an Organization shall be imputed to such Organization.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	INSURING CLAUSES

Insuring Clause (A): Directors, Officers, and Trustees Liability Coverage

(A)

The Company shall pay, on behalf of each of the Insured Persons, Loss for which the Insured Person is not indemnified by an Investment Company and which the Insured Person becomes legally obligated to pay on account of any Claim first made against the Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person before or during the Policy Period.

Insuring Clause (B): Directors, Officers, and Trustees Indemnification Coverage

(B)

The Company shall pay, on behalf of an Investment Company, Loss for which such Investment Company grants indemnification to an Insured Person, and which the Insured Person becomes legally obligated to pay on account of any Claim first made against the Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person before or during the Policy Period.

Insuring Clause (C): Investment Company Liability Coverage

(C)

The Company shall pay, on behalf of an Investment Company, Loss which such Investment Company becomes legally obligated to pay on account of any Claim first made against the Investment Company during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Investment Company or by any natural person or entity for whose acts the Investment Company becomes legally liable, before or during the Policy Period.

II.	DEFINITIONS

When used in this Coverage Part:

(A)	Claim means:

(1)	a written demand for monetary damages or non-monetary relief;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading;

(3)	an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

(4)	a criminal proceeding commenced by the return of an indictment, information or similar document; or

(5)	a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, order of investigation, or similar document,

against an Insured for a Wrongful Act, including any appeal therefrom.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an Insured.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(B)

Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of an Insured Entity) incurred in defending any Claim and the premium for appeal, attachment or similar bonds.

(C)	Independent Director means any Insured Person who is not an “Interested Person” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

(D)	Insured means any Investment Company and any Insured Person.

(E)	Insured Person means any Executive of an Investment Company solely in his or her capacity as such.

(F)	Investment Company means:

(1)	any investment company registered under the Investment Company Act of 1940 and that is listed in the Schedule of Investment Companies endorsed to this Coverage Part;

(2)	any series or portfolio(s) of any entity in (F)(1) above, existing as of the Inception Date of this Policy;

(3)

any newly created investment company or newly created series or portfolio(s) of any entity in (F)(1) above, but solely pursuant to the terms set forth below in Subsection IV.(A), NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS; or

(4)

any investment company registered under the Investment Company Act of 1940 and that is listed in the Schedule of Terminated Investment Companies endorsed to this Coverage Part, but only for Wrongful Acts occurring before the corresponding Effective Date of Termination for each such Terminated Investment Company as shown in the Schedule of Terminated Investment Companies Endorsement.

(G)

Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief or any regulatory or administrative directive;

(2)	taxes imposed on an Insured, fines or penalties, except as provided above with respect to punitive, exemplary, or multiplied damages;

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, commissions, or fees of Insured Persons; or

(5)	that portion of Loss that represents the return of fees, charges, commissions or other compensation paid to an Insured.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(H)	Wrongful Act means:

(1)	for purposes of Insuring Clauses (A) and (B):

(a)

any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an Insured Person in his or her capacity as such; or

(b)	any other matter claimed against an Insured Person solely by reason of serving in his or her capacity as such; and

(2)

for purposes of Insuring Clause (C): any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any Investment Company or by any natural person or entity for whose acts such Investment Company becomes legally liable, including any actual or alleged violation of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes.

III.	EXCLUSIONS

The Company shall not be liable for Loss on account of any Claim under this Coverage Part:

(A)	based upon, arising from, or in consequence of Prior Notice;

(B)	based upon, arising from, or in consequence of Pending or Prior Litigation;

(C)	brought or maintained by or on behalf of any Insured in any capacity; provided this Exclusion III.(C) shall not apply to Loss on account of any Claim:

(1)

brought or maintained derivatively on behalf of an Investment Company by one or more securityholders of such Investment Company; provided such Claim is brought and maintained without any assistance or participation of, or solicitation by any Insured Person, other than assistance, participation or solicitation for which 18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any similar “whistleblower” protection provision of any applicable federal, state, local or foreign securities law, affords protection to such Insured Person;

(2)	brought or maintained by an Insured Person for contribution or indemnity, if such Claim directly results from another Claim covered under this Coverage Part;

(3)

brought or maintained by a bankruptcy trustee, receiver, liquidator, conservator, rehabilitator or similar official or assignee of such official who has been appointed to take control of, supervise, manage or liquidate an Investment Company in the context of a bankruptcy proceeding by or against such Investment Company pursuant to Chapter 7 or Chapter 11 of the United States Bankruptcy Code, as amended, or pursuant to the Investment Company Act of 1940;

(4)

brought or maintained by an Insured Person if such Insured Person has not served in the capacity of an Insured Person within any of the three (3) years immediately preceding the date the Claim was made, and such Claim is brought and maintained without the solicitation, assistance, participation, or intervention of any other Insured;

(5)	by an Insured where the failure to make such Claim would result in legal liability of such Insured; or

(6)	brought or maintained by an Insured against:

(a)	an Independent Director; or

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(b)	an Investment Company and an Independent Director, so long as at least one Independent Director is and remains a codefendant in the Claim;

provided such Claim is a bonafide claim and is brought without the solicitation, assistance or participation of any other Insured;

(D)

based upon, arising from, or in consequence of Pollution or a Biological Event; provided this Exclusion III.(D) shall not apply to Loss on account of any Claim brought by or on behalf of a securityholder of an Investment Company based upon, arising from or in consequence of the diminution in value of any securities owned by such Investment Company if such diminution in value is allegedly as a result of Pollution or a Biological Event;

(E)

for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this Exclusion III.(E) shall not apply to Loss on account of any Claim for emotional distress or mental anguish brought by a securityholder of an Investment Company;

(F)

for damage to or destruction of any data or tangible property including loss of use thereof; provided this Exclusion III.(F) shall not apply to Loss on account of any Claim arising from damage to, destruction of, loss of, or loss of use of shareholder records;

(G)

for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured;

(H)

for libel, slander, disparagement, wrongful termination of employment, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery; provided this Exclusion III.(H) shall not apply to Loss on account of any Claim for libel, slander or disparagement brought by a securityholder or a service provider of an Investment Company;

(I)	for an Insured’s liability under any contract or agreement, whether direct or assumed; provided this Exclusion III.(I) shall not apply to:

(1)	Loss on account of any Claim brought by or on behalf of a securityholder or service provider of an Investment Company, in their respective capacities as such; or

(2)	to liability that would attach to an Insured even in the absence of a contract or agreement;

(J)

for the inability of any bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or natural person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to Defense Costs;

(K)	for any Wrongful Act of an Insured Person in his or her capacity as a director, officer, manager, trustee, regent, governor, partner, or employee of any entity other than an Investment Company;

(L)	based upon, arising from, or in consequence of:

(1)

any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)

an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a judgment or final adjudication in any proceeding establishes the gaining of such profit, remuneration or advantage.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

For purposes of these Exclusions III.(L)(1) and III.(L)(2):

(a)	If:

(i)

an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

(ii)

by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an Insured admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(L)(1) and III.(L)(2) above, then the facts, charges or allegations to which such Insured has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b)

No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an Executive of an Investment Company, other than an Independent Director, shall be imputed to such Investment Company.

IV.	CHANGES IN EXPOSURE

(A)	NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS

If, during the Policy Period, an Organization:

(1)	files a notification of registration under the Investment Company Act of 1940, for a newly created investment company; or

(2)	amends a registration statement to add a newly created series or portfolio(s) of an Investment Company,

then such newly created investment company, series or portfolio(s) shall be deemed an Investment Company and any natural person, who was, now is or shall become an Executive of such investment company, series or portfolio(s) shall be an Insured Person under this Coverage Part, including for Wrongful Acts committed, attempted or allegedly committed or attempted in the registration and filing process for such newly created investment company, series or portfolio(s). The Company agrees to waive any additional premium, written notice, or any information due as respects such newly created investment company, series or portfolio(s) for the remainder of the Policy Period.

(B)	MERGER WITH ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Investment Company is the survivor, successor or resulting entity in a merger with, consolidation with or reorganization of one or more investment companies (other than any Investment Company) registered under the Investment Company Act of 1940 (a “Merger”), then:

(1)

if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are equal to or less than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then coverage for each Investment Company participating in the Merger(s) and its Insured Persons shall continue for the remainder of the Policy Period; or

(2)

if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are greater than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then the Named Organization shall give

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

written notice to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of the Merger (or if more than one Merger occurs as part of the same transaction, deal or event, the earliest of the effective dates of all Mergers)(“Effective Date”), together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such Investment Company participating in a Merger shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for each such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than thirty (30) days after the Effective Date.

(C)	ACQUISITION OF ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Organization becomes the investment adviser (other than a sub-adviser) to an investment company registered under the Investment Company Act of 1940, that is not an Investment Company (an “Acquisition”), then:

(1)

if the total assets of all investment companies being acquired as part of the same Acquisition transaction, deal or event are equal to or less than the amount shown in ITEM 6(A) of the Declarations, as of the month-end immediately preceding the effective date of the Acquisition, then each such acquired investment company shall become an Investment Company as of the effective date of the Acquisition, but only for Wrongful Acts occurring after such effective date; or

(2)

if the total assets of all investment companies being acquired as part of the same transaction, deal or event are greater than the amount shown in ITEM 6.(A). of the Declarations, as computed based upon the month-end net asset balances of all such investment companies as of the month-end immediately preceding the effective date of the Acquisition, then the Named Organization shall give written notice to the Company as soon as practicable, but in no event later than thirty (30) days after shareholder approval of the Acquisition, together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such Investment Company participating in an Acquisition shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than thirty (30) days after the effective date of the Acquisition.

(D)	CESSATION OF INVESTMENT COMPANIES

If, during the Policy Period:

(1)

an Investment Company merges into, consolidates with, or transfers all its assets to a recipient that is not an Investment Company such that the Investment Company is not the survivor, successor or resulting entity;

(2)	an investment adviser that is not an Organization becomes the investment adviser (other than a sub-adviser) to an Investment Company, or

(3)	an Investment Company deregisters under the Investment Company Act of 1940,

then coverage for such Investment Company and its Insured Persons shall continue until termination of this Policy, but only with respect to Claims for Wrongful Acts occurring before the effective date of any event described in paragraphs (D)(1), (D)(2) or (D)(3) above.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(E)	NAME CHANGE OF AN INVESTMENT COMPANY

If, during the Policy Period, an Investment Company changes its legal name in accordance with the organizational documents of such Investment Company and, if applicable, in accordance with state law, and such name change does not occur in connection with any of the transactions described in any of the subsections above in this Section IV., CHANGES IN EXPOSURE, or any similar transactions, then such Investment Company shall automatically qualify as an Investment Company under its new name, in addition to its prior name.

V.	ADDITIONAL LIMIT OF LIABILITY FOR INDEPENDENT DIRECTORS (OPTIONAL)

(A)

If the Additional Limit of Liability for Independent Directors is purchased for this Coverage Part, as indicated in ITEM 3.(D) of the Declarations, then solely with respect to Loss resulting from any Claims made against Independent Directors, the Company shall provide an additional Limit of Liability in the amount indicated in ITEM 3.(D) of the Declarations, which limit is in addition to and not part of the Aggregate Limit of Liability for this Coverage Part and the Maximum Aggregate Limit of Liability for the Policy as set forth in the Declarations. Such Additional Limit of Liability for Independent Directors shall be excess of the Aggregate Limit of Liability for this Coverage Part.

(B)

The Additional Limit of Liability for Independent Directors as indicated in ITEM 3.(D) of the Declarations shall be the maximum Additional Limit of Liability of the Company for Loss resulting from all Claims made against all Independent Directors under either or both this Coverage Part and the Private Fund Coverage Part, if elected.

(C)	The Additional Limit of Liability for Independent Directors shall be excess of the applicable Retention, Coinsurance Percentage, and the Aggregate Limit of Liability for this Coverage Part.

(D)

In addition to and not in limitation of Section X. OTHER INSURANCE, of the General Terms and Conditions, the Additional Limit of Liability for Independent Directors shall be excess of any insurance available that is specifically excess to this Coverage Part and such excess insurance must be completely exhausted by payment of loss, damages or defense costs thereunder before the Company shall have any obligation to make any payment on account of the Additional Limit of Liability for Independent Directors.

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Schedule of Forms

To be attached to and form part of	Company: Federal Insurance Company
Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

Asset Management Protector by Chubb General Terms and Conditions Federal

14-02-13888 (4/08 ed.)

14-02-14295 (6/08 ed.)

14-02-14390 (7/08 ed.)

14-02-15441 (11/09 ed.)

14-02-22814 (12/17 ed.)

MS-213546.4 (2/18 ed.)

PF-298374 (8/20 ed.)

Q14-1350 (3/19 ed.)

Q14-1547 (3/19 ed.)

Asset Management Protector by Chubb Professional Liability Coverage Part Federal

14-02-13799 (1/08 ed.)

14-02-13891 (2/08 ed.)

14-02-19844 (3/13 ed.)

14-02-21929IL (2/18 ed.)

14-02-22738 (6/17 ed.)

14-02-22820 (8/17 ed.)

MS-213546.3 (2/18 ed.)

MS-341789 (3/22 ed.)

Q12-1761 (11/12 ed.)

Q15-551 (12/19 ed.)

Asset Management Protector by Chubb Investment Company Coverage Part Federal

14-02-13803 (1/08 ed.)

14-02-13889 (2/08 ed.)

14-02-14826 (1/09 ed.)

14-02-21192IL (2/18 ed.)

14-02-22739 (6/17 ed.)

MS-213546.2 (2/18 ed.)

MS-273984 (2/19 ed.)

MS-280706 (6/19 ed.)

Form 14-02-0854 (Ed. 04-01)

Schedule of Forms

To be attached to and form part of	Company: Federal Insurance Company
Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

MS-335140 (11/21 ed.)

MS-341788 (3/22 ed.)

Q15-240 (4/19 ed.)

Form 14-02-0854 (Ed. 04-01)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 1

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

ILLINOIS AMENDATORY ENDORSEMENT

TO THE GENERAL TERMS AND CONDITIONS

In consideration of the premium charged, it is agreed that:

1.	The first sentence of subparagraph (A) of Section IV. EXTENDED REPORTING PERIOD is amended by deleting the phrase “other than termination for nonpayment of premium”.

2.	Subparagraph (A)(1) of Section IV. EXTENDED REPORTING PERIOD is deleted and replaced with the following:

(1)

first made during the period set forth in ITEM 5(A) of the Declarations (the “Extended Reporting Period”), which period shall be one (1) year or such other time period as agreed upon by the Company and the Named Organization, following the effective date of termination or non-renewal; and

3.	Section IV. EXTENDED REPORTING PERIOD is amended further to add the following at the end of such Section:

An Extended Reporting Period will not take effect until the premium for the Extended Reporting Period coverage is paid promptly when due. For the purposes of this Section IV., this Policy shall not be deemed issued until the initial premium for this Policy is paid. In the event that such premium is not paid, the Named Organization shall have no right to purchase such extension of coverage.

4.	Paragraph (A) of Section X. OTHER INSURANCE is deleted and replaced with the following:

With respect to any Coverage Part other than the Employment Practices Liability Coverage Part if any Loss under this Policy is insured under any other valid insurance subject to the same terms, conditions and provisions as the insurance provided by this Policy, then this Policy shall cover its share of such Loss, subject to its limitations, conditions, provisions and other terms, in an amount equal to the proportion that the then-available Limits of Liability under this Policy bears to the aggregate of all limits of liability of all insurance covering such Loss, whether such other policy(ies) is stated to be primary, contributory, excess, contingent or otherwise, unless such other policy(ies) is written only as specific excess insurance over the Limits of Liability provided in this Policy. If any Loss under this Policy is insured under any valid insurance, prior or current and regardless of whether collectible, other than as described above, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the applicable deductible (or retention) and limit of liability under such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

14-02-13888 (04/2008)	Page 1

5.

Notice of non-renewal by the Company will include the reason(s) for such non-renewal and will be mailed or delivered to the Named Organization at its last known address, with a copy to the agent or broker of record, if any, and any mortgagee or lien holder, if known.

6.

The Company may condition renewal of this Policy upon an increase in premium of 30% or more, or a change in deductible or coverage, by mailing to the Named Organization at the last mailing address known to the Company, with a copy to the agent or broker of record, if any, at least sixty (60) days advance written notice of such renewal change(s). If the Company provides such notice between thirty-one and sixty (60) days before the expiration of the Policy Period, the Company will offer the Named Organization a sixty (60)-day extension at a pro-rated premium based upon the expiring policy premium. If the Company provides less than thirty-one (31) days’ notice of such conditional renewal, the Company will offer the Named Organization a one (1)-year extension of coverage at a premium not to exceed 29.9% of the premium for the expiring policy.

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13888 (04/2008)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 2

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND ITEM 1. OF DECLARATIONS – NAMED ORGANIZATION ENDORSEMENT

In consideration of the premium charged, it is agreed that the Policy is amended by deleting ITEM 1. of the Declarations and replacing it with the following:

ITEM	1. Named Organization:

WBC HOLDINGS, LP.

WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

150 NORTH RIVERSIDE PLAZA

CHICAGO, IL 60069

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14295 (06/2008)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 3

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION VII. DEFENSE AND SETTLEMENT ENDORSEMENT

In consideration of the premium charged, it is agreed that Section VII., DEFENSE AND SETTLEMENT, of the General Terms and Conditions of the Policy is amended by deleting Subsection VII.(E).

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14390 (07/2008)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Company: Federal Insurance Company

Endorsement/Rider No. 4

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION XIII., TERMINATION OF POLICY, ENDORSEMENT

In consideration of the premium charged, it is agreed that the General Terms and Conditions of the Policy is amended by adding the following provision to Section XIII., TERMINATION OF POLICY:

Should this Policy be cancelled by the Company, the Company will endeavor to give thirty (30) days advance notice of such cancellation to:

Ms. Maureen Miller

Vedder Price Kaufman & Kammholz

222 North LaSalle Street

Chicago, IL 60601-1003

Provided that any failure to provide such notice shall not impair or delay the effectiveness of any such cancellation, nor shall the Company be held liable in any way.

Should this Policy be terminated at the request of the Named Organization as set forth in item (1) of Subsection XIII.(B), the Company will endeavor to notify the person or entity identified above of such termination within ten (10) business days after the Company receives such request to terminate from the Named Organization, provided that the Company’s failure to do so shall not impair or delay the effectiveness of any such termination, nor shall the Company be held liable in any way.

Nothing herein is intended nor shall be construed to require additional or greater notice to the Named Organization than otherwise provided in Section XIII. or any other provision in the Policy.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

14-02-15441 (11/2009)	Page 1

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-15441 (11/2009)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/rider No. 5

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

In consideration of the premium charged, it is agreed that:

A.

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

“Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a “certified act of terrorism” include the following:

1.	The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2.

The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B.

The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any “loss” that is otherwise excluded under this Policy.

14-02-22814 (12/2017)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-22814 (12/2017)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 6

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

SEVERABILITY OF EXCLUSIONS ENDORSEMENT

In consideration of the premium charged, it is agreed that the General Terms and Conditions is amended by adding the following Section:

Severability of Exclusions

With respect to the Exclusions herein, in order to determine if coverage is available:

a.	no fact pertaining to or knowledge possessed by any Insured Person shall be imputed to any other Insured Person; and

b.

all facts pertaining to and knowledge possessed by any past, present or future chief financial officer, in-house general counsel, president, or chief executive officer, chairperson, of any entity Insured shall be imputed to any entity Insured, provided, however, that this Section shall not apply to Section III, Exclusions, Subsection (L) of the Investment Company Coverage Part, and Section III, Exclusions, Subsection (P) of the Professional Liability Coverage Part.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-213546.4 (02/2018)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 7

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

GENERAL TERMS AND CONDITIONS AMPlifier ENDORSEMENT

It is agreed that the General Terms and Conditions is amended as follows:

(1)	AMEND DEFINITIONS

Section II., GENERAL DEFINITIONS, is amended as follows:

(a)	Amend Definition of Application

Section II.(A), definition of Application, is deleted and replaced with the following:

Application means:

(1)	all signed applications and any attachments, information, representation, or other materials submitted therewith or incorporated therein, submitted by the Insured to the Company for this Policy;

(2)

all public documents filed with any federal, state, local or regulatory agency by any Insured Entity during the twelve (12) months preceding this Policy’s inception date whether or not submitted with or attached to the signed applications; and

(3)

if applicable, any representation provided to the Company within the past three (3) years in connection with any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

The Application is deemed attached to, incorporated into and made a part of this Policy.

(b)	Amend Definition of Executive

Section II.(I), definition of Executive, is amended by adding the following to the end thereof:

Executive shall also mean any natural person who was, now is or shall become a managing director, delegate director, alternate director, director emeritus, shadow director, trust manager, partnership manager or risk manager.

PF-298374 (08/2020)	Page 1

(c)	Amend Definition of Pending or Prior Litigation

Section II.(S), definition of Pending or Prior Litigation, is deleted and replaced with the following:

Pending or Prior Litigation means any written demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered for or against any Insured, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3.(B) of the Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or Wrongful Acts underlying or alleged therein.

(d)	Amend Definition of Prior Notice

Section II.(Y), definition of Prior Notice, is deleted and replaced with the following:

Prior Notice means any fact, circumstance, situation, transaction, event or Wrongful Act that, before the Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice accepted under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

(e)	Amend Definition of Subsidiary

Section II. (BB) definition of Subsidiary, is amended by adding the following to the end thereof:

Subsidiary shall not include any Private Fund, Portfolio Company or Investment Holding Company.

(f)	Add Investment Holding Company

Investment Holding Company means the meaning specifically set forth in the applicable Coverage Part. If not specifically addressed by a Coverage Part, then Investment Holding Company means any entity whose sole purpose and activity is acquiring or holding debt, equity securities or debentures, for or on behalf of a Private Fund, and in which one or more Private Funds or Investment Holding Companies, separately or in combination, previously or currently own(ed) or control(ed) greater than 50% of the outstanding securities or voting rights representing the present right to vote for election of directors or to select the general partner or managing member of such Investment Holding Company.

(g)	Add Private Fund

Private Fund shall have the meaning specifically set forth in the applicable Coverage Part. It not specifically addressed by a Coverage Part, then Private Fund means any pooled investment vehicle that is listed in the Schedule of Private Funds endorsed to the Private Fund Coverage Part.

(h)	Add Portfolio Company

Portfolio Company shall have the meaning specifically set forth in the applicable Coverage Part. If not specifically addressed by a Coverage Part, then Portfolio Company means any entity, other than an Investment Holding Company, in which one or more Private Funds or Investment Holding Companies, separately or in combination, previously or currently own(ed) or control(ed), or propose to own or control, outstanding debt, equity securities, or debentures.

PF-298374 (08/2020)	Page 2

(2)	AMEND LIMITS OF LIABILITY, RETENTION AND COINSURANCE

Section V, LIMITS OF LIABILITY, RETENTION AND COINSURANCE, is amended by deleting and replacing Subsection (E) as follows:

(E)

The Company’s liability under each Coverage Part shall apply only to that part of each Loss, which is excess of the applicable Retention(s) for such Coverage Part set forth in ITEM 3.(B) of the Declarations, and such Retention(s) shall be borne by the Insured uninsured and at the Insured’s own risk.

No Retention(s) shall apply to any Non-Indemnifiable Loss covered under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased.

No Retention shall apply to that portion of any Claim accepted for coverage under Insuring Clause (C) of the Private Fund Coverage Part, if purchased.

No Retention shall apply to that portion of any Claim accepted for coverage under Insuring Clause (D) of the Private Company Coverage Part, if purchased.

In the event that any Insured is unwilling or unable to bear the applicable Retention(s), it shall be the obligation of the Named Organization to bear such Retention(s) uninsured and at its own risk.

(3)	AMEND REPORTING

Section VI., REPORTING, is amended by deleting and replacing Subsections VI.(A), (B) and (C) as follows:

(A)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any Claim no later than:

(i)	if this Policy expires and is renewed with the Company, one hundred and eighty (180) days after such expiration;

(ii)

if this Policy expires (or is otherwise terminated) without being renewed with the Company and if no Extended Reporting Period is elected, sixty (60) days after the effective date of such expiration or termination; or

(iii)	the expiration date of the Extended Reporting Period, if elected;

provided that, if the Company sends written notice to the Named Organization stating that this Policy is being terminated for nonpayment of premium, the Insured shall give to the Company written notice of such Claim prior to the effective date of such termination.

(B)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the Policy Period an Insured:

(1)	becomes aware of circumstances which could give rise to a Claim and gives written notice of such circumstances to the Company during the Policy Period;

(2)

receives a written request to toll or waive a statute of limitations applicable to a Wrongful Act and gives written notice of such request and of such Wrongful Act to the Company during the Policy Period; or

(3)	with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a Settlement Program Notice,

PF-298374 (08/2020)	Page 3

then any Claim subsequently arising from such circumstances, request, or Settlement Program Notice, shall be deemed to have been first made during the Policy Period in which the written notice described in VI.(B)(1),(2), or (3) above was first given to the Company, provided the Insured gives to the Company written notice of such subsequent Claim no later than one hundred and eighty (180) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent Claim is actually made.

(C)	With respect to the Employment Practices Liability Coverage Part, if purchased, if during the Policy Period any Insured becomes aware of a Potential Claim, and the Insured during the Policy Period:

(1)	gives the Company written notice of such Potential Claim; and

(2)	requests coverage under the Employment Practices Liability Coverage Part for any Claim subsequently resulting from such Potential Claim,

then any Claim subsequently arising from such Potential Claim shall be deemed to have been first made during the Policy Period in which written notice of such Potential Claim was first given to the Company, provided the Insured gives to the Company written notice of any such subsequent Claim no later than one hundred and eighty (180) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

(4)	AMEND DEFENSE AND SETTLEMENT

Section VII, DEFENSE AND SETTLEMENT, is amended as follows:

(a)	Settlement Within the Retention Without Prior Consent

Subsection VII.(B) is amended by deleting the phrase “does not exceed fifty percent (50%) of the applicable Retention(s)” and replacing it with “does not exceed the applicable Retention(s)”.

(b)	Advancement of Defense Costs

The following Subsection is added at the end:

Defense Costs shall be advanced on a current basis, but no later than ninety (90) days after receipt by the Company of invoices or bills detailing such Defense Costs and all other information requested by the Company with respect to such invoices or bills.

The Company shall not seek repayment from an Insured Person of advanced Defense Costs unless there has been a final, non-appealable adjudication against such Insured Person of the conduct set forth in the applicable personal conduct exclusion.

(5)	AMEND REPRESENTATIONS AND SEVERABILITY

Section XII., REPRESENTATIONS AND SEVERABILITY, is amended by deleting paragraph (1) of Subsection XII.(C) and replacing it with the following:

(1)

the knowledge of any Insured Person who is a past, present or future Chief Executive Officer, Chief Financial Officer, or General Counsel of an Insured Entity shall be imputed to such Insured Entity and any of its Subsidiaries;

PF-298374 (08/2020)	Page 4

(6)	CANCELLATION/EXTENDED REPORTING TIME PERIOD LIBERALIZATION

The following Section is added:

CANCELLATION/EXTENDED REPORTING TIME PERIOD LIBERALIZATION

In the event that any time period relating to notice of cancellation or extended reporting period election provided under this Policy is less than any such time period required by applicable state law, the Company shall apply the applicable state law.

(7)	AMEND ADDRESS FOR NOTICE

ITEM 7.(A) of the Declarations is deleted and replaced with the following:

(A)	Section VI. REPORTING Notices shall be given in writing to one of the following addresses:

i.	specialtyclaims@chubb.com; or

ii.	Attn: Claims Department
Chubb
202B Hall’s Mill Road
Whitehouse Station, NJ 08889

(8)	AMEND XI. CHANGES IN EXPOSURE, (A) CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY

Paragraph (2) of Section XI. CHANGES IN EXPOSURE, (A) CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY is deleted and replaced with the following:

(2)

If either the total assets under management or gross annual revenues of any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above exceed fifty percent (50%) of the assets under management or gross annual revenues of the Organization as of the effective date of such creation, acquisition, merger or consolidation, then the Named Organization shall give written notice of such creation, acquisition, merger or consolidation to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation, together with such other information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above, and for the Insured Persons of such Subsidiary or entity, shall be subject to such additional or different terms, conditions and limitations of coverage as the Company may require. If the Insured fails to give such notice within the time specified in this paragraph XI.(A)(2), or fails to pay the additional premium required by the Company, then coverage for such created or acquired Subsidiary or merged or consolidated entity and any Insured Persons thereof shall terminate with respect to Claims first made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

(9)	ADD LOSS MITIGATION SERVICES

LOSS MITIGATION SERVICES

The Company may provide the Organization with a list of pre-approved third-party regulatory compliance consultants, in order to help the Organization analyze key regulatory compliance exposures and limit its exposure to a potential Loss during the Policy Period.

PF-298374 (08/2020)	Page 5

The Organization, at its own election and expense, may retain a third-party regulatory compliance consultant for a regulatory compliance mock examination to inspect, assess and audit the Insureds operations, controls, policies and procedures relating to regulatory compliance. Where permitted by law, the Company may reimburse the Organization for a portion of the cost of such mock examination. Any such service purchased by the Organization and any report or recommendation resulting therefrom shall not constitute an undertaking at the request of the Company.

Third-party regulatory compliance consultants are independent contractors and are not agents of the Company. The Insureds agree that the Company assumes no liability arising out of any services rendered by a third-party regulatory compliance consultant. The Company shall not be entitled to any rights or subject to any obligations or liabilities set forth in any agreement entered into between any third-party regulatory compliance consultant and the Organization. Any rights and obligations with respect to such agreement, including billings, fees and services rendered are solely for the benefit of, and borne solely by the Insured and not the Company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

PF-298374 (08/2020)	Page 6

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 8

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND DEFENSE AND SETTLEMENT ENDORSEMENT

In consideration of the premium charged, it is agreed that Subsection (C) of Section VII., DEFENSE AND SETTLEMENT, of the General Terms and Conditions, is amended to include the following:

The failure of any Insured Person to give the Company the information, assistance or cooperation as it may reasonably request shall not impair the rights of any other Insured Person under this Policy.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q14-1350 (03/2019)	Page 1	274344

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 9

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION II. DEFINITION OF SUBSIDIARY ENDORSEMENT

In consideration of the premium charged, it is agreed that the definition of Subsidiary, as set forth in Section II., Definitions, of the General Terms and Conditions of the Policy is deleted and replaced with the following:

Subsidiary means any entity in which:

(1)

more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for, elect, appoint or designate such entity’s directors, general partners, managing general partners, or Managers, or the equivalent of any of the foregoing, are owned or controlled, directly or indirectly, in any combination, by one or more Organizations at or prior to the Inception Date of this Policy;

(2)

fifty percent (50%) or less of the outstanding securities or voting rights representing the present right to vote for, elect, appoint or designate such entity’s directors, general partners, managing general partners, or Managers, or the equivalent of any of the foregoing, are owned or controlled, directly or indirectly, in any combination, by one or more Organizations at or prior to the Inception Date of this Policy, but only if such Organization(s) controls the management of such entity pursuant to a written contract or agreement between such Organization(s) and the other owners of such entity; or

(3)

management is controlled, directly or indirectly, by one or more Organizations at or prior to the Inception Date of this Policy, pursuant to a written contract or agreement between such Organization(s) and the other owners of such entity.

Subsidiary shall not include any Private Fund, Investment Holding Company or Portfolio Company.

Q14-1547 (03/2019)	Page 1	274344

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q14-1547 (03/2019)	Page 2	274344

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Company: Federal Insurance Company

Endorsement/rider No. 10

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

COST OF CORRECTION ENDORSEMENT

In consideration of the premium charged, it is agreed that the Professional Liability Coverage Part of the Policy is amended as follows:

1.

Solely with respect to Insuring Clause (A), Separate Account and Sub-Advisory Liability Coverage, and Insuring Clause (B), Fund Adviser Liability Coverage, the Company shall reimburse the Investment Adviser for amounts the Investment Adviser incurs to mitigate or correct direct monetary damage to a customer or client of the Investment Adviser arising out of any actual Wrongful Act committed during the Policy Period, provided that:

a.	the Company shall not be liable under this Endorsement unless, prior to the mitigation or correction of the situation arising from such Wrongful Act:

1.	such Wrongful Act is first reported in writing to the Company in accordance with Section VI., Reporting, of the General Terms and Conditions; and

2.	the Company consents in writing to the correction, which consent shall not be unreasonably withheld;

b.

the Company shall only be liable under this Endorsement in the event that, if not mitigated or corrected, such Wrongful Act would result in direct monetary damage to a customer or client, and result in a Claim against the Investment Adviser by such client for Loss that would be covered by this Policy. Subject to the limit of liability set forth in paragraph 1.c. below, in no event shall the Company’s liability under this Endorsement exceed the amount of such Loss after application of all the terms, exclusions, Retention(s), limitations and conditions of the Policy;

c.

the Company’s maximum limit of liability for the coverage provided under this Endorsement shall be $10,000,000 (“Cost of Correction Limit of Liability”). Such Cost of Correction Limit of Liability shall be part of, and not in addition to, the applicable Aggregate Limit of Liability set forth in ITEM 3(B). of the Declarations. In the event that Cost of Correction coverage is also provided under any other Coverage Part(s) of this Policy, the Company’s maximum limit of liability for Cost of Correction coverage under all such Coverage Parts shall be $10,000,000 and such amount shall be part of, and not in addition to the applicable Aggregate Limit of Liability set forth in ITEM 3(B) of the Declarations;

14-02-13799 (01/2008)	Page 1

d.	with respect to the coverage provided under this endorsement, the Retention shall be $1,000,000 (“Cost of Correction Retention”) for each Wrongful Act; and

e.

with respect to all Loss (excess of the Cost of Correction Retention) originating in any one Policy Period, the Insured shall bear uninsured and at its own risk 0% of all such Loss, and the Company’s liability hereunder shall apply only to the remaining percent of all such Loss.

2.	Coverage provided under this Endorsement shall not extend to any:

a.	act committed within the scope of the Insured’s discretionary authority for which the Insured would not be held legally liable;

b.

diminution in value or damages resulting from the diminution in value of money, securities, property or any other item of value, unless caused directly by the neglect or breach of duty of the Insured acting in its, his or her insured capacity and the diminution would not have occurred but for such neglect or breach of duty of the Insured;

c.	loss of the actual money, securities or other property in the custody or control of the Insured;

d.

circumstance or situation based upon, arising from or in consequence of any Wrongful Act or the same or related Wrongful Acts where all or any part of such acts were committed, attempted or allegedly committed or attempted prior to November 19, 2012 for $5MM; December 19, 2018 for $5MM xs $5MM, or any circumstance or act which any Insured had knowledge as of November 19, 2012 for $5MM; December 19, 2018 for $5MM xs $5MM; or

e.	any amount that constitutes an ex-gratia payment.

3.	Coverage, as provided under this Endorsement, shall not be precluded if the following three conditions are met:

a.	the Insured sought fully to comply with the provisions of paragraph 1.a. above as soon as reasonably possible;

b.	the Insured promptly provided to the Company all information reasonably requested by the Company in order to determine whether consent should be given; and

c.	the failure to correct before fully complying with the provisions of paragraph 1.a. above would have resulted in greater liability of the Insured than if full compliance had occurred.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

14-02-13799 (01/2008)	Page 2

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-13799 (01/2008)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 11

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

ILLINOIS AMENDATORY ENDORSEMENT

TO THE PROFESSIONAL LIABILITY COVERAGE SECTION

In consideration of the premium charged, it is agreed that:

1.	The definition of Defense Costs set forth in paragraph (C) of Section II. DEFINITIONS is amended to add the following at the end of the second parenthetical in such definition:

or remuneration, salaries, wages, fees, expenses, overhead, or benefit expenses or other fees or charges of the Company.

2.	The parenthetical phrase in the definition of Loss set forth in paragraph (L) of Section II. DEFINITIONS is deleted and replaced with the following:

(including punitive or exemplary damages if and to the extent that such punitive or exemplary damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages; provided further, however, that under Illinois law punitive damages are insurable only if such damages are based on vicarious liability for another’s acts or omissions),

3.	The phrase “pre-judgment and post-judgment” as used in the definition of Loss set forth in paragraph (L) of Section II. DEFINITIONS is deleted.

4.	Paragraph (D) of Section III. EXCLUSIONS amended to add the following at the end thereof:

provided further that this Exclusion III.(D) shall not apply to a Claim resulting from smoke or fumes from a hostile fire, if such Claim would otherwise be covered under this coverage section;

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

14-02-13891 (02/2008)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13891 (02/2008)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 12

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

ILLINOIS AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is agreed that:

All references in the policy to the term “spouse” or “domestic partnership” are deemed to include a party to a civil union or domestic partnership.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-19844 (03/2013)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 13

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

INTERVIEW COVERAGE ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)	Section I. Insuring Clauses, of the Professional Liability Coverage Part, is amended to add the following insuring clause:

Interview Coverage

The Company shall pay, on behalf of an Insured Person, Defense Costs incurred solely by such Insured Person on account of an Interview first made during the Policy Period.

(2)	Section II. Definitions, of the Professional Liability Coverage Part, is amended as follows:

A.	The definition of Defense Costs is amended to add the following:

Defense Costs also means that part of Loss consisting of reasonable costs, charges, fees (including, attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person or remuneration, salaries, wages, fees, expenses, overhead, or benefit expenses or other fees or charges of the Company ) incurred with the Company’s prior written consent as a result of an Interview.

B.	The definition of Loss is amended to add the following:

Loss also means, for purposes of the Interview Coverage, Defense Costs.

C.	The following definitions are added:

Interview means a request for an interview or meeting with, or a sworn statement from, an Insured Person by an Enforcement Unit in connection with:

(1)	such Insured Person acting in his or her capacity as such; or

(2)	an Insured’s business activities;

provided that Interview does not include: (a) any request for document production or discovery; (b) any request by an Enforcement Unit that is part of any routine or regularly scheduled Enforcement Unit oversight, compliance, audit, inspection or examination; or (c) any request by an Enforcement Unit that is part of an employment-related investigation or claim.

14-02-21929IL (02/2018)	Page 1

Enforcement Unit means any federal, state, local, or provincial law enforcement or governmental regulatory authority worldwide (including the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities exchange or similar self-regulatory organization.

(3)	With respect to the Interview Coverage, the following exclusions shall apply:

The Company shall not be liable for Defense Costs on account of any Interview:

(1)	based upon, arising from or in consequence of Prior Notice; or

(2)	based upon, arising from or in consequence of Pending or Prior Litigation.

(4)	Solely with respect to the Professional Liability Coverage Part, the General Terms and Conditions are amended as follows:

A.	Section V. Limits of Liability, Retention and Coinsurance, is amended as follows:

1.	Subsection (A) is amended by deleting the term “Claims” and replacing it with “Claims and Interviews”.

2.	Subsection (B) is amended by deleting the term “Claim” and replacing it with “Claim or Interview”.

3.	Subsection (D) is amended by deleting the term “Claims” and replacing it with “Claims and Interviews”.

4.	Subsection (E) is amended to add the following paragraph:

Any payment by an Organization of a Retention on account of an Interview shall reduce any Retention due from the Organization on account of a Claim subsequently afforded coverage under the Professional Liability Coverage Part, that is based upon, arising from or in consequence of any fact or circumstances that was the subject of such Interview.

5.	Subsection (F) is amended by deleting the term “Claim” and replacing it with “Claim or Interview”.

B.	Section VI. Reporting, is amended to include the following:

Solely with respect to the Professional Liability Coverage Part, if during the Policy Period an Insured gives written notice to the Company of an Interview, then any Claim subsequently arising from such Interview, shall be deemed to have been first made during the Policy Period in which the written notice to the Company of such Interview was first given by an Insured to the Company, but in no event later than sixty (60) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21929IL (02/2018)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 14

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION II DEFINITIONS OF CLAIM AND DEFENSE COSTS ENDORSEMENT

(INCLUDE INVESTIGATIONS)

In consideration of the premium charged, it is agreed that Section II., Definitions, of the Professional Liability Coverage Part, is amended as follows:

(1)	Subsection II.(B), definition of Claim, is deleted and replaced with the following:

(B)	Claim means:

(1)

a written demand (other than a subpoena or civil investigative demand) for monetary damages or non-monetary relief, including but not limited to injunctive relief, commenced by the first receipt of such demand by an Insured;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading, or any foreign equivalent thereof;

(3)

an arbitration, mediation or other alternative dispute resolution proceeding commenced by the first receipt by an Insured of a written demand for arbitration, mediation, or other alternative dispute resolution, or any foreign equivalent thereof;

(4)	a criminal proceeding commenced by: (a) an arrest; or (b) the return of an indictment or information, or any foreign equivalent thereof; or (c) the receipt of an official request for Extradition; or

(5)

a civil administrative or civil regulatory proceeding commenced by the filing of a civil or administrative complaint or notice of charges (other than a civil investigative demand), or any foreign equivalent thereof, against an Insured for a Wrongful Act, including any appeal therefrom; or

(6)	an Investigation;

14-02-22738 (06/2017)	Page 1

(7)

a written request received by an Insured to toll or waive a statute of limitations, relating to a potential Claim as described in items (1) through (6) of the definition of Claim, above; provided, however, that the request to waive or toll a period or statute of limitations shall not be deemed a Claim unless it is noticed to the Insurer during the Policy Period in which such request is first made of an Insured; or

(8)	an Interview, provided that an Interview shall only be deemed a Claim after such Interview is first noticed to the Company pursuant to the terms and conditions of this Policy.

It is understood and agreed that with respect to (6) through (8) above, the foregoing may not involve any specific allegations of Wrongful Acts and solely for the purposes of (6) through (8) above, the Insuring Agreements will be deemed to be a Claim for a Wrongful Act.

Claim shall not include any examinations, inspections, audits or similar reviews or inquiries, “sweep” examinations, deficiency letters or general requests for information that appear unrelated to any Wrongful Act of an Insured.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition; provided that with respect to an Interview or Investigation, when such Interview or Investigation is commenced as set forth in the definition of Interview or Investigation.

(2)	Subsection II. (C), definition of Defense Costs, is amended to include the following:

Defense Costs shall also include reasonable costs, charges, fees and expenses incurred through the use of legal counsel and consented to by the Company resulting from an Executive of an Organization lawfully:

(i)	opposing, challenging, resisting or defending against any request for or any effort to obtain the Extradition of such Executive; and

(ii)	appealing any order or other grant of Extradition of such Executive.

Defense Costs also means that part of Loss consisting of reasonable costs, charges, fees (including, attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred by an Insured Person with the Company’s prior written consent as a result of an Interview, such consent not to be unreasonably withheld, conditioned or delayed. However, with respect to an Interview, Defense Costs shall not include that part of any request for document production or discovery in the possession or control of an Organization or other affiliated entity.

(3)	The following definitions are added to Subsection II.:

Enforcement Unit means any federal, state, local, foreign or offshore governmental authority, regulator, or agency, or the enforcement unit of any securities exchange or self-regulatory organization (including but not limited to, the Securities and Exchange Commission, the Department of Justice, any attorney general, any grand jury, the Department of the Treasury, the Department of Labor, the U.S. Commodity Futures Trading Commission, the Financial Services Authority, the Pension Benefit Guarantee Corporation, the New York Stock Exchange, the American Stock Exchange, the London Stock Exchange, the Australian Securities Exchange, Euronext or the Financial Industry Regulatory Authority or any similar authority).

14-02-22738 (06/2017)	Page 2

Extradition means any formal process by which an Executive of an Organization located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation, including the execution of an arrest warrant where such execution is an element of such process.

Interview means a request for an interview or meeting with, or a sworn statement from, an Insured Person by an Enforcement Unit in connection with:

(1)	such Insured Person acting in his or her capacity as such; or

(2)	an Insured’s business activities;

provided that Interview does not include: (a) that part of any request for document production or discovery in the possession or control of an Organization or other affiliated entity; (b) any request by an Enforcement Unit that is part of any routine or regularly scheduled Enforcement Unit oversight, compliance, audit, inspection or examination; or (c) any request by an Enforcement Unit that is part of an employment-related investigation or claim.

Investigation means a civil, criminal, administrative, or regulatory investigation of an Insured by an

Enforcement Unit but only after service on an Insured of:

(1)

a subpoena or search warrant or receipt by an Insured of a Wells Notice, “target” letter (within the meaning of Title 9, §11.151 of the United States Attorney’s Manual or any state, local or foreign equivalent), formal order of investigation, civil investigative demand, order to show cause, SEC Form 1661 or 1662 or similar written request or document;

(2)	a written notice of a Matter Under Inquiry or similar written request or document; or

(3)	a written notice of an Informal Investigation or similar written request or document, including any foreign equivalent thereof.

Matter Under Inquiry means any Matter Under Inquiry opened by the Securities and Exchange Commission pursuant to Section 2.3.1 of the Securities and Exchange Commission Enforcement Manual or a similar regulatory enforcement procedure opened by another Enforcement Unit, commenced when such Insured receives written notice from the Securities and Exchange Commission or other Enforcement Unit of the Matter Under Inquiry.

Informal Investigation means any investigation opened by the Securities and Exchange Commission pursuant to Section 2.3.2 of the Securities and Exchange Commission Enforcement Manual or a similar regulatory enforcement procedure opened by another Enforcement Unit, commenced when such Insured receives written notice from the Securities and Exchange Commission or other Enforcement Unit of the investigation.

Notwithstanding anything in the Declarations page(s) or Section V, Limits of Liability, Retention And Coinsurance of the General Terms and Conditions, to the contrary, the Retention for any Claim which is initially commenced by a Matter Under Inquiry or Informal Investigation (regardless of whether such Claim is maintained as a Matter Under Inquiry or Informal Investigation) shall be $1,000,000 (“Matter Under Inquiry or Informal Investigation Retention”).

Notwithstanding the foregoing, if a Claim is subject to a Matter Under Inquiry or Informal Investigation Retention and another Retention, each Retention shall be applied separately, provided that the total Retention for such Claim shall not exceed the highest applicable Retention.

14-02-22738 (06/2017)	Page 3

(4)	With respect to an Informal Investigation and Matter Under Inquiry, the Policy is amended as follows:

1.	The definition of Pending or Prior Litigation, in Section II, General Definitions, subsection (S), of the General Terms and Conditions, shall be amended to include the following:

Pending or Prior Litigation shall also include any Informal Investigation or Matter Under Inquiry.

2.	Item 3B of the Declarations of the Professional Liability Coverage Part, Pending or Prior Date, shall be amended to be 12/19/2021.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-22738 (06/2017)	Page 4

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 15

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

CHIEF COMPLIANCE OFFICER PROFESSIONAL LIABILITY ENDORSEMENT

It is agreed that the Professional Liability Coverage Part is amended as follows:

1.	The following section is added:

•	ADDITIONAL LIMIT OF LIABILITY FOR CHIEF COMPLIANCE OFFICER

In addition to the Limit of Liability set forth in the Declarations, the Chief Compliance Officer shall have an additional limit of liability of $1,000,000 solely with respect to Loss for which the Chief Compliance Officer is not indemnified by the Insured and which the Chief Compliance Officer becomes legally obligated to pay on account of any Claim made against the Chief Compliance Officer for a Wrongful Act by such Chief Compliance Officer during the Policy Period.(“CCO Professional Liability Additional Limit”). The CCO Professional Liability Additional Limit shall be in addition to, and not part of, the applicable Limit of Liability specified in the Declarations, provided however the maximum Additional Limit of Liability of the Company for all Loss resulting from all Claims made against the Chief Compliance Officer under either or both this Coverage Part and the Private Fund or Investment Company Coverage Part if purchased shall be $1,000,000. The CCO Professional Liability Additional Limit shall be excess of any insurance that is written excess of this Policy. Such excess insurance must be exhausted by the payment of loss, damages and defense costs covered thereunder before the Company shall be liable to pay the CCO Professional Liability Additional Limit. For the purpose of this paragraph, Chief Compliance Officer shall mean John R. Ettelson.

2.

Solely for purposes of any coverage provided under the CCO Professional Liability Additional Limit, Section II, Definitions, is amended by deleting paragraph (N), Wrongful Act, and replacing it with the following:

Wrongful Act means any actual or alleged: (i) error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed or attempted by the Insured Person in his or her capacity as the Named Organization’s Chief Compliance Officer; or (ii) matter asserted against the Insured Person solely arising out of such Insured Person’s capacity as the Named Organization’s Chief Compliance Officer.

14-02-22820 (08/2017)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-22820 (08/2017)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 16

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

PROFESSIONAL LIABILITY AMPlifier ENDORSEMENT

In consideration of the premium charged, it is agreed that the Professional Liability Coverage Part is amended as follows:

(1)	ADD INDEPENDENT CONTRACTOR INDEMNIFICATION COVERAGE

The following Insuring Clause is added to this Coverage Part: Independent Contractor Indemnification Coverage

The Company shall pay, on behalf an Organization, Loss which such Organization becomes legally obligated to pay pursuant to a written indemnification agreement between such Organization and an Independent Contractor, on account of any claim made against such Independent Contractor by a client of the Organization during the Policy Period, or if exercised, during the Extended Reporting Period, for the performance of or failure to perform professional services by such Independent Contractor for or on behalf of any client of the Organization before or during the Policy Period.

(2)	AMEND DEFINITIONS

Section II., DEFINITIONS, is amended as follows:

(a)	Amend Definition of Investment Adviser Services

Subsection II.(J), definition of Investment Adviser Services, is amended by adding the following to the end thereof:

Investment Adviser Services shall also include legal, compliance, or regulatory services provided by an Insured to or for an Organization solely in connection with any of the services described in (J)(1)-(J)(4) above.

(b)	Amend Definition of Loss

Subsection II.(L), definition of Loss, is deleted and replaced with the following:

(L)

Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied

MS-213546.3 (02/2018)	Page 1

damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include any portion of such amount that constitutes any:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief, or any regulatory or administrative directive;

(2)	taxes, fines or penalties, except:

(i)	as provided above with respect to punitive, exemplary or multiplied damages; or

(ii)

civil penalties assessed against an Insured Person pursuant to Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Section 78dd-2(g)(2)(B), if and to the extent that such civil penalties are insurable under the law of the jurisdiction most favorable to the insurability of such penalties; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company or to the Claim giving rise to the penalties;

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, or fees of Insured Persons; or

(5)	return of fees, charges, commissions or other compensation paid to an Insured.

(c)	Add Independent Contractor

Independent Contractor means a natural person who has a written agreement with an Organization to perform professional services for or on behalf of such Organization.

(3)	AMEND EXCLUSIONS

Section III., EXCLUSIONS, is amended as follows:

Amend Conduct Exclusion

Exclusion III.(P) is deleted and replaced with the following:

(P)	based upon, arising from, or in consequence of:

(1)

any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a final, non-appealable adjudication in any underlying proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)

(i) an Insured Person having gained any personal profit, remuneration or financial advantage to which such Insured Person was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such personal profit, remuneration or financial advantage.

MS-213546.3 (02/2018)	Page 2

(ii) an Organization having gained any profit, remuneration or financial advantage to which such Organization was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such profit, remuneration or financial advantage.

For purposes of these Exclusions III.(P)(1) and III.(P)(2) above:

(a)

If an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final, non-appealable adjudication.

(b)

No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by any Chief Executive Officer, Chief Financial Officer, or General Counsel of an Organization shall be imputed to such Organization.

(c)	The term “proceeding,” as used therein, shall not include any declaratory proceeding brought by or against the Company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-213546.3 (02/2018)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 17

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

PRIOR ACTS EXCLUSION FOR SPECIFIED ORGANIZATION ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to the Professional Liability Coverage, the following exclusion shall apply:

The Company shall not be liable for Loss on account of any Claim under this Coverage Part based upon, arising from or in consequence of any Wrongful Acts committed, attempted, or allegedly committed or attempted by Investment Counselors of Maryland, LLC or its Insured Persons in whole or in part prior to 07/19/2021.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-341789 (03/2022)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 18

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND EXCLUSION III. (C) INSURED VERSUS INSURED (WHISTLEBLOWER) ENDORSEMENT

In consideration of the premium charged, it is agreed that solely with respect to the Professional Liability Coverage Part of the Policy:

(1)

Exclusion III.(C) shall not apply to Loss on account of any Claim brought or maintained by an Insured Person for which 18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any similar “whistleblower” protection provision of any applicable federal, state, local or foreign securities law, affords protection to such Insured Person.

(2)

The phrase “18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any similar ‘whistleblower’ protection provision” set forth in paragraph (1) above is deemed to include the whistleblower protections afforded pursuant to Section 806 of the Sarbanes-Oxley Act of 2002 and Section 922 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q12-1761 (11/2012)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 19

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION II. DEFINITION OF DEFENSE COSTS ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to any “Subsequent Claim” (as defined below) made against an Insured under the Professional Liability Coverage Part, the following shall apply:

(1)

The definition of Defense Costs, as set forth in Section II. Definitions, of the Professional Liability Coverage Part, is amended to include “Subsequent Claim Expenses” (as defined below) provided that:

(a)	the Company’s reimbursement of such Subsequent Claim Expenses is expressly conditioned on the following:

(i)	the Insureds have given written notice of circumstances to the Company pursuant to Section VI. Reporting of the General Terms and Conditions (hereinafter “Notice of Circumstances”);

(ii)	the Company has accepted the Notice of Circumstances;

(iii)	the Insureds have retained defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld; and

(iv)	the Insureds are in compliance with all terms and conditions of this Policy; and

(b)	such Subsequent Claim Expenses shall be subject to a Retention of $ 1,000,000.

(2)	For purposes of this endorsement, the following terms shall apply:

“Subsequent Claim Expenses” means the reasonable costs, charges, fees and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by an Insured:

(i)	on or after the date the Notice of Circumstances is received by the Company, and

(ii)	prior to the date the circumstances alleged in the Notice of Circumstances rise to the level of a Claim,

in the defense of such circumstances that have subsequently given rise to a Subsequent Claim. Subsequent Claim Expenses shall not include costs incurred in responding to “sweep examinations”, routine exams, or deficiency letters arising from routine examinations.

“Subsequent Claim” means a covered Claim which is based upon, arises from, or directly results from the same facts, circumstances, transactions, or events as described in the Notice of Circumstances.

Q15-551 (12/2019)	Page 1	294236

(3)

If the Subsequent Claim Expense coverage afforded pursuant to this endorsement and the Subsequent Claim are subject to different Retentions, then the total amount of Loss applied to the applicable Retentions shall not exceed the largest applicable Retention.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q15-551 (12/2019)	Page 2	294236

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 20

To be attached to and form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of Investment Company:

Growth Fund

Large Cap Growth Fund

Mid Cap Growth Fund

Mid Cap Value Fund

Small-Mid Cap Core Fund

Small-Mid Cap Growth Fund

Small-Mid Cap Value Fund

Small Cap Growth Fund

Small Cap Value Fund Global Leaders Fund

International Leaders Fund

International Growth Fund

Institutional International Growth Fund

International Small Cap Growth Fund

China Growth Fund

Emerging Markets Leaders Fund

Emerging Markets Growth Fund

Emerging Markets Growth Ex China Fund

Emerging Markets Small Cap Growth Fund

Emerging Markets Debt Fund

International Equity ETF

Emerging Markets Equity ETF

Emerging Income ETF

14-02-13803 (01/2008)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13803 (01/2008)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 21

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

ILLINOIS AMENDATORY ENDORSEMENT

TO THE INVESTMENT COMPANY COVERAGE SECTION

In consideration of the premium charged, it is agreed that:

1.	The definition of Defense Costs set forth in paragraph (B) of Section II. DEFINITIONS is amended to add the following at the end of the second parenthetical in such definition:

or remuneration, salaries, wages, fees, expenses, overhead, or benefit expenses or other fees or charges of the Company.

2.	The parenthetical phrase in the definition of Loss set forth in paragraph (G) of Section II. DEFINITIONS is deleted and replaced with the following:

(including punitive or exemplary damages if and to the extent that such punitive or exemplary damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages; provided further, however, that under Illinois law punitive damages are insurable only if such damages are based on vicarious liability for another’s acts or omissions),

3.	The phrase “pre-judgment and post-judgment” as used in the definition of Loss set forth in paragraph (G) of Section II. DEFINITIONS is deleted.

4.	Paragraph (D) of Section III. EXCLUSIONS amended to add the following at the end thereof:

provided further that this Exclusion III.(D) shall not apply to a Claim resulting from smoke or fumes from a hostile fire, if such Claim would otherwise be covered under this coverage section;

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

14-02-13889 (02/2008)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13889 (02/2008)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Company: Federal Insurance Company

Endorsement/rider No. 22

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

COST OF CORRECTION ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

1.

Solely with respect to Insuring Clause (C), Investment Company Liability Coverage, the Company shall reimburse the Investment Company for amounts the Investment Company incurs to mitigate or correct direct monetary damage to a securityholder of such Investment Company arising out of any actual Wrongful Act committed during the Policy Period, provided that:

a.	the Company shall not be liable under this Endorsement unless, prior to the mitigation or correction of the situation arising from such Wrongful Act:

i.	such Wrongful Act is first reported in writing to the Company in accordance with Section VI. REPORTING of the General Terms and Conditions; and

ii.	the Company consents in writing to the correction, which consent shall not be unreasonably withheld;

b.

the Company shall only be liable under this Endorsement in the event that, if not mitigated or corrected, such Wrongful Act would result in direct monetary damage to a securityholder, and result in a Claim against an Insured by such securityholder for Loss that would be covered by this Policy. Subject to the limit of liability set forth in paragraph 1.c. below, in no event shall the Company’s liability under this Endorsement exceed the amount of such Loss after application of all the terms, exclusions, Retention(s), limitations and conditions of the Policy;

c.

the Company’s maximum limit of liability for the coverage provided under this Endorsement shall be $10,000,000 (“Cost of Correction Limit of Liability”). Such Cost of Correction Limit of Liability shall be part of, and not in addition to, the applicable Aggregate Limit of Liability set forth in ITEM 3(B). of the Declarations. In the event that Cost of Correction coverage is also provided under any other Coverage Part(s) of this Policy, the Company’s maximum limit of liability for Cost of Correction coverage under all Coverage Parts shall be $10,000,000 and such amount shall be part of, and not in addition to the applicable Aggregate Limit of Liability set forth in ITEM 3(B) of the Declarations;

14-02-14826 (01/2009)	Page 1

d.	with respect to the coverage provided under this Endorsement, the Retention shall be $1,000,000 (“Cost of Correction Retention”) for each Wrongful Act; and

e.

with respect to all Loss (excess of the Cost of Correction Retention) originating in any one Policy Period, the Insured shall bear uninsured and at its own risk 0% of all such Loss, and the Company’s liability hereunder shall apply only to the remaining percent of all such Loss.

2.	Coverage provided under this Endorsement shall not extend to any:

a.	act committed within the scope of an Insured’s discretionary authority for which the Insured would not be held legally liable;

b.

diminution in value or damages resulting from the diminution in value of money, securities, property or any other item of value, unless caused directly by the neglect or breach of duty of an Insured acting in its, his or her insured capacity and the diminution would not have occurred but for such neglect or breach of duty of the Insured;

c.	loss of the actual money, securities or other property in the custody or control of an Insured;

d.

circumstance or situation based upon, arising from or in consequence of any Wrongful Act or the same or related Wrongful Acts where all or any part of such acts were committed, attempted or allegedly committed or attempted prior to November 19, 2012 for $5MM; December 19, 2018 for $5MM xs $5MM, or any circumstance or act which any Insured had knowledge as of November 19, 2012 for $5MM; December 19, 2018 for $5MM xs $5MM; or

e.	any amount that constitutes an ex-gratia payment.

3.	Coverage, as provided under this Endorsement, shall not be precluded if the following three conditions are met:

a.	the Investment Company sought fully to comply with the provisions of paragraph 1.a. above as soon as reasonably possible;

b.	the Investment Company promptly provided to the Company all information reasonably requested by the Company in order to determine whether consent should be given; and

c.	the failure to correct before fully complying with the provisions of paragraph 1.a. above would have resulted in greater liability of the Investment Company than if full compliance had occurred.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

14-02-14826 (01/2009)	Page 2

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-14826 (01/2009)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 23

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

INTERVIEW COVERAGE ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)	Section I. Insuring Clauses, of the Investment Company Coverage Part, is amended to add the following insuring clause:

Interview Coverage

The Company shall pay, on behalf of an Insured Person, Defense Costs incurred solely by such Insured Person on account of an Interview first made during the Policy Period.

(2)	Section II. Definitions, of the Investment Company Coverage Part, is amended as follows:

A.	The definition of Defense Costs is amended to add the following:

Defense Costs also means that part of Loss consisting of reasonable costs, charges, fees (including, attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person or remuneration, salaries, wages, fees, expenses, overhead, or benefit expenses or other fees or charges of the Company) incurred with the Company’s prior written consent as a result of an Interview.

B.	The definition of Loss is amended to add the following:

Loss also means, for purposes of the Interview Coverage, Defense Costs.

C.	The following definitions are added:

Interview means a request for an interview or meeting with, or a sworn statement from, an Insured Person by an Enforcement Unit in connection with:

(1)	such Insured Person acting in his or her capacity as such; or

(2)	an Insured’s business activities;

provided that Interview does not include: (a) any request for document production or discovery; (b) any request by an Enforcement Unit that is part of any routine or regularly scheduled Enforcement Unit oversight, compliance, audit, inspection or examination; or (c) any request by an Enforcement Unit that is part of an employment-related investigation or claim.

14-02-21192IL (02/2018)	Page 1

Enforcement Unit means any federal, state, local, or provincial law enforcement or governmental regulatory authority worldwide (including the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities exchange or similar self-regulatory organization.

(3)	With respect to the Interview Coverage, the following exclusions shall apply:

The Company shall not be liable for Defense Costs on account of any Interview:

(1)	based upon, arising from or in consequence of Prior Notice; or

(2)	based upon, arising from or in consequence of Pending or Prior Litigation.

(4)	Solely with respect to the Investment Company Coverage Part, the General Terms and Conditions are amended as follows:

A.	Section V. Limits of Liability, Retention and Coinsurance, is amended as follows:

1.	Subsection (A) is amended by deleting the term “Claims” and replacing it with “Claims and Interviews”.

2.	Subsection (B) is amended by deleting the term “Claim” and replacing it with “Claim or Interview”.

3.	Subsection (D) is amended by deleting the term “Claims” and replacing it with “Claims and Interviews”.

4.	Subsection (E) is amended to add the following paragraph:

Any payment of a Retention on account of an Interview shall reduce any Retention due on account of a Claim subsequently afforded coverage under the Investment Company Coverage Part, that is based upon, arising from or in consequence of any fact or circumstances that was the subject of such Interview.

5.	Subsection (F) is amended by deleting the term “Claim” and replacing it with “Claim or Interview”.

B.	Section VI. Reporting, is amended to include the following:

Solely with respect to the Investment Company Coverage Part, if during the Policy Period an Insured gives written notice to the Company of an Interview, then any Claim subsequently arising from such Interview, shall be deemed to have been first made during the Policy Period in which the written notice to the Company of such Interview was first given by an Insured to the Company, provided any such subsequent Claim is reported to the Company as soon as practicable, but in no event later than sixty (60) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

14-02-21192IL (02/2018)	Page 2

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21192IL (02/2018)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 24

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION II DEFINITIONS OF CLAIM AND DEFENSE COSTS ENDORSEMENT

(INCLUDE INVESTIGATIONS)

In consideration of the premium charged, it is agreed that Section II., Definitions, of the Investment Company Coverage Part, is amended as follows:

(1)	Subsection II.(A), definition of Claim, is deleted and replaced with the following:

(A)	Claim means:

(1)

a written demand (other than a subpoena or civil investigative demand) for monetary damages or non-monetary relief, including but not limited to injunctive relief, commenced by the first receipt of such demand by an Insured;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading, or any foreign equivalent thereof;

(3)

an arbitration, mediation or other alternative dispute resolution proceeding commenced by the first receipt by an Insured of a written demand for arbitration, mediation, or other alternative dispute resolution, or any foreign equivalent thereof;

(4)	a criminal proceeding commenced by: (a) an arrest; or (b) the return of an indictment or information, or any foreign equivalent thereof; or (c) the receipt of an official request for Extradition; or

(5)

a civil administrative or civil regulatory proceeding commenced by the filing of a civil or administrative complaint or notice of charges (other than a civil investigative demand), or any foreign equivalent thereof, against an Insured for a Wrongful Act, including any appeal therefrom; or

(6)	an Investigation;

14-02-22739 (06/2017)	Page 1

(7)

a written request received by an Insured to toll or waive a statute of limitations, relating to a potential Claim as described in items (1) through (6) of the definition of Claim, above; provided, however, that the request to waive or toll a period or statute of limitations shall not be deemed a Claim unless it is noticed to the Insurer during the Policy Period in which such request is first made of an Insured; or

(8)	an Interview, provided that an Interview shall only be deemed a Claim after such Interview is first noticed to the Company pursuant to the terms and conditions of this Policy.

It is understood and agreed that with respect to (6) through (8) above, the foregoing may not involve any specific allegations of Wrongful Acts and solely for the purposes of (6) through (8) above, the Insuring Agreements will be deemed to be a Claim for a Wrongful Act.

Claim shall not include any examinations, inspections, audits or similar reviews or inquiries, “sweep” examinations, deficiency letters or general requests for information that appear unrelated to any Wrongful Act of an Insured.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition; provided that with respect to an Interview or Investigation, when such Interview or Investigation is commenced as set forth in the definition of Interview or Investigation.

(2)	Subsection II.(B), definition of Defense Costs, is amended to include the following:

Defense Costs shall also include reasonable costs, charges, fees and expenses incurred through the use of legal counsel and consented to by the Company resulting from an Executive of an Investment Company lawfully:

(i)	opposing, challenging, resisting or defending against any request for or any effort to obtain the Extradition of such Executive; and

(ii)	appealing any order or other grant of Extradition of such Executive.

Defense Costs also means that part of Loss consisting of reasonable costs, charges, fees (including, attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred by an Insured Person with the Company’s prior written consent as a result of an Interview, such consent not to be unreasonably withheld, conditioned or delayed. However, with respect to an Interview, Defense Costs shall not include that part of any request for document production or discovery in the possession or control of an Investment Company or other affiliated entity.

(3)	The following definitions are added to Subsection II.:

Enforcement Unit means any federal, state, local, foreign or offshore governmental authority, regulator, or agency, or the enforcement unit of any securities exchange or self-regulatory organization (including but not limited to, the Securities and Exchange Commission, the Department of Justice, any attorney general, any grand jury, the Department of the Treasury, the Department of Labor, the U.S. Commodity Futures Trading Commission, the Financial Services Authority, the Pension Benefit Guarantee Corporation, the New York Stock Exchange, the American Stock Exchange, the London Stock Exchange, the Australian Securities Exchange, Euronext or the Financial Industry Regulatory Authority or any similar authority).

14-02-22739 (06/2017)	Page 2

Extradition means any formal process by which an Executive of an Investment Company located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation, including the execution of an arrest warrant where such execution is an element of such process.

Interview means a request for an interview or meeting with, or a sworn statement from, an Insured Person by an Enforcement Unit in connection with:

(1)	such Insured Person acting in his or her capacity as such; or

(2)	an Insured’s business activities;

provided that Interview does not include: (a) that part of any request for document production or discovery in the possession or control of an Investment Company or other affiliated entity; (b) any request by an Enforcement Unit that is part of any routine or regularly scheduled Enforcement Unit oversight, compliance, audit, inspection or examination; or (c) any request by an Enforcement Unit that is part of an employment-related investigation or claim.

Investigation means a civil, criminal, administrative, or regulatory investigation of an Insured by an Enforcement Unit but only after service on an Insured of:

(1)

a subpoena or search warrant or receipt by an Insured of a Wells Notice, “target” letter (within the meaning of Title 9, §11.151 of the United States Attorney’s Manual or any state, local or foreign equivalent), formal order of investigation, civil investigative demand, order to show cause, SEC Form 1661 or 1662 or similar written request or document;

(2)	a written notice of a Matter Under Inquiry or similar written request or document; or

(3)	a written notice of an Informal Investigation or similar written request or document,

including	any foreign equivalent thereof.

Matter Under Inquiry means any Matter Under Inquiry opened by the Securities and Exchange Commission pursuant to Section 2.3.1 of the Securities and Exchange Commission Enforcement Manual or a similar regulatory enforcement procedure opened by another Enforcement Unit, commenced when such Insured receives written notice from the Securities and Exchange Commission or other Enforcement Unit of the Matter Under Inquiry.

Informal Investigation means any investigation opened by the Securities and Exchange Commission pursuant to Section 2.3.2 of the Securities and Exchange Commission Enforcement Manual or a similar regulatory enforcement procedure opened by another Enforcement Unit, commenced when such Insured receives written notice from the Securities and Exchange Commission or other Enforcement Unit of the investigation.

Notwithstanding anything in the Declarations page(s) or Section V, Limits of Liability, Retention And Coinsurance of the General Terms and Conditions, to the contrary, the Retention for any Claim which is initially commenced by a Matter Under Inquiry or Informal Investigation (regardless of whether such Claim is maintained as a Matter Under Inquiry or Informal Investigation) shall be $1,000,000 (“Matter Under Inquiry or Informal Investigation Retention”).

Notwithstanding the foregoing, if a Claim is subject to a Matter Under Inquiry or Informal Investigation Retention and another Retention, each Retention shall be applied separately, provided that the total Retention for such Claim shall not exceed the highest applicable Retention.

14-02-22739 (06/2017)	Page 3

(4)	With respect to an Informal Investigation and Matter Under Inquiry, the Policy is amended as follows:

1.	The definition of Pending or Prior Litigation, in Section II, General Definitions, subsection (S), of the General Terms and Conditions, shall be amended to include the following:

Pending or Prior Litigation shall also include any Informal Investigation or Matter Under Inquiry.

2.	Item 3B of the Declarations of the Investment Company Coverage Part, Pending or Prior Date, shall be amended to be 12/19/2021.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-22739 (06/2017)	Page 4

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 25

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

INVESTMENT COMPANY AMPlifier ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part is amended as follows:

(1)	AMEND DEFINITIONS

Section II., DEFINITIONS, is amended as follows:

(a)	Amend Definition of Loss

Subsection II.(G), definition of Loss, is deleted and replaced with the following:

(G)

Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include any portion of such amount that constitutes any:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief, or any regulatory or administrative directive;

(2)	taxes, fines or penalties, except:

(i)	as provided above with respect to punitive, exemplary or multiplied damages; or

(ii)

civil penalties assessed against an Insured Person pursuant to Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Section 78dd-2(g)(2)(B), if and to the extent that such civil penalties are insurable under the law of the jurisdiction most favorable to the insurability of such penalties; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company or to the Claim giving rise to the penalties;

MS-213546.2 (02/2018)	Page 1

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, or fees of Insured Persons; or

(5)	return of fees, charges, commissions or other compensation paid to an Insured.

(b)	Add Securities Claim

Securities Claim means that portion of a Claim which:

(a)	is brought by a shareholder of an Investment Company:

(i)

in his, her or its capacity as a shareholder of such Investment Company, with respect to his, her or its interest in shares of such Investment Company, and against such Investment Company or any of its Insured Persons; or

(ii)	derivatively, on behalf of such Investment Company, against an Insured Person of such Investment Company; or

(b)

alleges that an Investment Company or any of its Insured Persons violated a federal, state, local or foreign securities law or a rule or regulation promulgated under any such securities law with respect to the securities of such Investment Company.

(c)	Add Derivative Demand Evaluation Costs

Derivative Demand Evaluation Costs means reasonable costs, charges, fees (including but not limited to attorney’s fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred by the Investment Company (including its board of directors or any committee of the board of directors) in the investigation or evaluation of any Shareholder Derivative Demand.

(d)	Add Shareholder Derivative Demand

Shareholder Derivative Demand means any written demand, by one or more shareholders of an Investment Company, upon the board of directors of such Investment Company, to bring a civil proceeding in a court of law against any Insured Person for a Wrongful Act committed, attempted, or allegedly committed or attempted by an Insured Person before or during the Policy Period.

(2)	AMEND EXCLUSIONS

Section III., EXCLUSIONS, is amended as follows:

(a)	Delete Insured v. Insured Exclusion

Exclusion III.(C) it is deleted in its entirety.

(b)	Amend Pollution and Biological Events Exclusion

Exclusion III.(D) is deleted and replaced with the following:

MS-213546.2 (02/2018)	Page 2

(D)	based upon, arising from, or in consequence of Pollution; provided this Exclusion III.(D) shall not apply to any Claim:

(1)	brought by or on behalf of a shareholder of the Investment Company in his or her capacity as such including any Claim by a shareholder brought derivatively on behalf of an Investment Company; or

(2)	for any Non-Indemnifiable Loss;

(c)	Amend Conduct Exclusion

Exclusion III.(L) is deleted and replaced with the following:

(L)	based upon, arising from, or in consequence of:

(1)

any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a final, non-appealable adjudication in any underlying proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)

(i) an Insured Person having gained any personal profit, remuneration or financial advantage to which such Insured Person was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such personal profit, remuneration or financial advantage.

(ii) an Investment Company having gained any profit, remuneration or financial advantage to which such Investment Company was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such profit, remuneration or financial advantage.

For purposes of these Exclusions III.(L)(1) and III.(L)(2) above:

(a)

If an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final, non-appealable adjudication.

(b)

No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by any Chief Executive Officer, Chief Financial Officer, or General Counsel of an Investment Company shall be imputed to such Investment Company.

(c)	The term “proceeding,” as used therein, shall not include any declaratory proceeding brought by or against the Company.

(3)	ADD DERIVATIVE DEMAND EVALUATION COSTS

(a)	The following Insuring Clause is added to the Investment Company Coverage Part:

Derivative Demand Evaluation Costs Coverage

MS-213546.2 (02/2018)	Page 3

The Company shall pay, on behalf of the Investment Company, all Derivative Demand Evaluation Costs which such Investment Company becomes legally obligated to pay on account of any Shareholder Derivative Demand first made during the Policy Period or, if exercised, the Extended Reporting Period, for a Wrongful Act by an Insured Person before or during the Policy Period.

(b)	Solely for purposes of the Derivative Demand Evaluation Costs Coverage Insuring Clause, the General Terms and Conditions of the Policy are amended as follows:

(1)	Section V., LIMIT OF LIABILITY, RETENTION AND COINSURANCE, is amended as follows:

(i)	Subsection V.(A) is amended by adding the following to the end thereof:

Notwithstanding the foregoing, the Company’s maximum liability for all Derivative Demand Evaluation Costs covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause on account of all Shareholder Derivative Demands first made during the same Policy Period shall be $250,000. This amount shall be part of, and not in addition to, the amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability for the Investment Company Coverage Part.

(ii)	Subsection V.(E) is amended by adding the following to the end thereof:

No Retention(s) shall apply to Derivative Demand Evaluation Costs covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause.

(2)	Section VII., DEFENSE AND SETTLEMENT, is amended by deleting Subsection (A) and replacing it with the following:

(A)

It shall be the duty of the Investment Company and not the duty of the Company to investigate and evaluate any Shareholder Derivative Demand. The Investment Company shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

(3)	For purposes of coverage under the Derivative Demand Evaluation Costs Coverage Insuring Clause of the Investment Company Coverage Part only:

(i)	all references in this Policy to Loss or Defense Costs shall only mean Derivative Demand Evaluation Costs; and

(ii)	all references in this Policy to Claim shall only mean a Shareholder Derivative Demand.

(4)	SECTION 11, 12 AND 15

The following provisions are added to this Coverage Part:

(a)

The Company shall not assert that the portion of any Securities Claim settlement attributable to alleged violations of Section 11, Section 12, or Section 15 of the Securities Act of 1933 as amended constitutes disgorgement, restitution or the return of ill-gotten gain subject to paragraph (3) of the definition of Loss, absent a final judgment or other final adjudication by a court, a final determination of a regulatory, administrative or other governmental body, or a written admission in such settlement by an Insured that such portion constitutes disgorgement, restitution or the return of ill-gotten gain.

MS-213546.2 (02/2018)	Page 4

(b)	The Company shall not seek an allocation in a Securities Claim of Defense Costs attributable to alleged violations of Section 11, Section 12, or Section 15 of the Securities Act of 1933 as amended.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-213546.2 (02/2018)	Page 5

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 26

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND REPRESENTATIONS AND SEVERABILITY

In consideration of the premium charged, solely with respect to the Investment Company Coverage Part, it is agreed that Section XII. REPRESENTATIONS AND SEVERABILITY, Subsection (C)(1), of the General Terms and Conditions, is deleted and replaced with the following:

(1)	the knowledge of any Insured Person who is a past, present or future President of the Fund Board of an Investment Company shall be imputed to such Investment Company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-273984 (02/2019)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 27

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND DEFINITION OF INVESTMENT COMPANY – TERMINATED FUNDS ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

1.	Section II., DEFINITIONS, is amended by deleting paragraph (4) from subsection (F), definition of Investment Company, and replacing it with the following:

(4)

any investment company registered under the Investment Company Act of 1940 that immediately prior to any termination event described in items (a), (b) or (c) below, was managed or sponsored by an Organization and that, prior to the Inception Date of this Policy:

(a)	merged into, consolidated with, or transferred all its assets to a recipient that is not an Investment Company identified in paragraphs (1) or (2) of the definition of Investment Company;

(b)	hired a different investment adviser (other than a sub-adviser) that is not an Organization, as manager or sponsor of such investment company; or

(c)	deregistered under the Investment Company Act of 1940, liquidated or closed,

(a “Terminated Fund”), but such Terminated Fund shall be considered an Investment Company only for Wrongful Acts occurring before the Effective Date of Termination or Windup Wrongful Acts occurring on or after the Effective Date of Termination.

For purposes of paragraph (4) above, the term “Windup Wrongful Acts” shall mean:

any Wrongful Act committed or allegedly committed by INSURED PERSONS while carrying out responsibilities in the oversight, sale, liquidation, or wind-down of such Terminated Fund, including but not limited to the process of paying any outstanding creditors, settling the accounts and distributing any remaining assets to the appropriate parties.

MS-280706 (06/2019)	Page 1

For purposes of paragraph (4) above, the term, “Effective Date of Termination” shall mean the earliest of:

(i)	the effective date of merger, consolidation or transfer of the investment company;

(ii)	the date which an Organization ceased to manage or sponsor the investment company;

(iii)	the effective date of deregistration, liquidation, or closure of the investment company.

2.	Any coverage for a Terminated Fund provided under this Policy shall be excess of other insurance, including any separate run-off insurance, in effect for such Terminated Fund.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-280706 (06/2019)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 28

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

BOOKS & RECORDS SUBLIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.

The Company’s maximum aggregate limit of liability under this Coverage Part for all Loss on account of all Books & Records Requests shall be $250,000, which amount is part of, and not in addition to the applicable Limit of Liability for Shareholder Derivative Demands as set forth in LIMIT OF LIABILITY, RETENTION AND COINSURANCE subsection V (A), as amended.

2.	Solely with respect to any Books & Records Request Item 3(B), Retention, of the Declarations for this coverage section, is deleted and replaced with the following:

Retention: $1,000,000

3.	Section II, Definitions, is amended to add the following:

Books & Records Request means a written demand by or on behalf of any Investment Company pursuant to Part 270.31a-2 of the Investment Company Act of 1940.

4.	Section II, Definitions, definition of Defense Costs is amended to add the following:

Defense Costs shall also include reasonable and necessary costs, charges and fees (including attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred by an Organization to respond to a Books and Records Request commenced during the Policy Period.

5.	Section I, Insuring Clauses, is amended to include the following extension of coverage:

Books & Records Requests

The Company shall pay on behalf of the Organization Loss on account of Books & Records Requests during the Policy Period, subject to the maximum aggregate limit of liability sub-limit identified in paragraph 1. of this endorsement.

MS-335140 (11/2021)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-335140 (11/2021)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 29

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

PRIOR ACTS EXCLUSION FOR SPECIFIED ORGANIZATION ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to the Investment Company Coverage, the following exclusion shall apply:

The Company shall not be liable for Loss on account of any Claim under this Coverage Part based upon, arising from or in consequence of any Wrongful Acts committed, attempted, or allegedly committed or attempted by Investment Counselors of Maryland, LLC or its Insured Persons in whole or in part prior to 07/19/2021.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-341788 (03/2022)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: November 15, 2025	Federal Insurance Company

Endorsement/Rider No. 30

To be attached to and

form a part of Policy No. 6803-7124

Issued to: WBC HOLDINGS, LP.

AMEND SECTION II. DEFINITION OF DEFENSE COSTS ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to any “Subsequent Claim” (as defined below) made against an Insured under the Investment Company Coverage Part, the following shall apply:

(1)	The definition of Defense Costs, as set forth in Section II. Definitions, of the Investment Company Coverage Part, is amended to include “Subsequent Claim Expenses” (as defined below) provided that:

(a)	the Company’s reimbursement of such Subsequent Claim Expenses is expressly conditioned on the following:

(i)	the Insureds have given written notice of circumstances to the Company pursuant to Section VI. Reporting (hereinafter “Notice of Circumstances”);

(ii)	the Company has accepted the Notice of Circumstances;

(iii)	the Insureds have retained defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld; and

(iv)	the Insureds are in compliance with all terms and conditions of this Policy; and

(b)	such Subsequent Claim Expenses shall be subject to a Retention of $ 1,000,000.

(2)	For purposes of this endorsement, the following terms shall apply:

“Subsequent Claim Expenses” means the reasonable costs, charges, fees and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by an Insured:

(i)	on or after the date the Notice of Circumstances is received by the Company, and

(ii)	prior to the date the circumstances alleged in the Notice of Circumstances rise to the level of a Claim,

in the defense of such circumstances that have subsequently given rise to a Subsequent Claim. Subsequent Claim Expenses shall not include costs incurred in responding to “sweep examinations”, routine exams, or deficiency letters arising from routine examinations.

“Subsequent Claim” means a covered Claim which is based upon, arises from, or directly results from the same facts, circumstances, transactions, or events as described in the Notice of Circumstances.

Q15-240 (04/2019)	Page 1	274902

(3)

If the Subsequent Claim Expense coverage afforded pursuant to this endorsement and the Subsequent Claim are subject to different Retentions, then the total amount of Loss applied to the applicable Retentions shall not exceed the largest applicable Retention.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q15-240 (04/2019)	Page 2

WILLIAM BLAIR FUNDS

WILLIAM BLAIR ETF TRUST

CERTIFICATE OF SECRETARY

The undersigned, Andrew T. Pfau, being the duly elected Secretary of William Blair Funds and William Blair ETF Trust, (each a Delaware statutory trust and collectively, the “Trusts”), does hereby certify that the following is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trusts, including a majority of the Trustees who are not “interested persons” of the Trusts, on June 4, 2026, and in effect on the date hereof:

RESOLVED, that giving due consideration to the value of the aggregate assets of each Trust, which were approximately $11.9 billion as of September 30, 2025, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each Trust’s portfolios, the nature and method of conducting each Trust’s operations and the accounting procedures and controls of each Trust, the coverage against larceny and embezzlement provided under a bond (the “Bond”) issued by Federal Insurance Company in the amount of $2,500,000 is approved by the Board of Trustees of each Trust (including a majority of such Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940) as to amount and form, and therefore, the appropriate officers of each Trust be, and they hereby are, and each hereby is, authorized to cause each Trust to obtain the Bond on behalf of the Trust in the amount designated above;

FURTHER RESOLVED, that the payment by the Trusts of a premium of $12,750 for the Bond, which coverage shall expire on November 15, 2026, be, and it hereby is, approved;

FURTHER RESOLVED, that the Secretary or an Assistant Secretary of each Trust be and is hereby designated the officer who shall be responsible for the filing and the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940 concerning the Bond; and

RESOLVED, that the Joint Fidelity Bond Agreement, in substantially the form presented at this meeting with such additional changes that the officers of the Trusts, with the advice of counsel, shall approve, is hereby approved; and

FURTHER RESOLVED, that the appropriate officers of the Trusts are authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions.

/s/ Andrew T. Pfau
Andrew T. Pfau

September 24, 2026
Date